2

                         ICI MUTUAL INSURANCE COMPANY

                                 P.O. Box 730
                        Burlington, Vermont 05402-0730

                        INVESTMENT COMPANY BLANKET BOND


                         ICI MUTUAL INSURANCE COMPANY
                                 P.O. Box 730
                        Burlington, Vermont 05402-0730

                                 DECLARATIONS

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ITEM 1.  Name of Insured (the "Insured")
                                                            Bond Number
         FRANKLIN RESOURCES, INC.                           87170106B

         Principal Address:  One Franklin Parkway
                             San Mateo, CA 94403-1906

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ITEM 2.  Bond  Period:  from 12:01 a.m.  on JUNE 30,  2006,  to 12:01 a.m. on
         JUNE 30, 2007, or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.
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ITEM 3.  Limit of Liability--
         Subject to Sections 9, 10 and 12 hereof:
                                                LIMIT OF   DEDUCTIBLE
                                              LIABILITY   AMOUNT
        Insuring
        Agreement A-   FIDELITY                   $210,000,00   $250,000
        Insuring
        Agreement B-   AUDIT EXPENSE                  $50,000    $10,000
        Insuring
        Agreement C-   ON PREMISES                $210,000,00   $250,000
        Insuring
        Agreement D-   IN TRANSIT                 $210,000,00   $250,000
        Insuring
        Agreement E-   FORGERY OR ALTERATION      $210,000,00   $250,000
        Insuring
        Agreement F-   SECURITIES                 $210,000,00   $250,000
        Insuring
        Agreement G-   COUNTERFEIT CURRENCY       $210,000,00   $250,000
        Insuring       UNCOLLECTIBLE ITEMS OF
        Agreement H-   DEPOSIT                        $25,000     $5,000
        Insuring       PHONE/ELECTRONIC
        Agreement I-   TRANSACTIONS               $210,000,00   $250,000

        If "Not Covered" is inserted opposite any Insuring Agreement above, such Insuring Agreement and any reference thereto shall be deemed to be deleted from this Bond.

        OPTIONAL INSURING AGREEMENTS ADDED BY RIDER:

        Insuring
        Agreement J-     COMPUTER SECURITY           $210,000,00$250,000

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ITEM 4. Offices or  Premises  Covered--All  the  Insured's  offices or other premises in existence at the time this Bond becomes effective are covered under this Bond, except the offices or other premises excluded by Rider. Offices or other premises acquired or established after the effective date of this Bond are covered subject to the terms of General Agreement A.
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ITEM 5. The liability of ICI Mutual  Insurance  Company (the  "Underwriter")
        is subject to the terms of the following Riders attached hereto:

        Riders:
        1-2-3-4-5-6-7-8-9-10-11-12-13-14-15-16-17-18-19-20-21-22-23-24-25

        and of all Riders applicable to this Bond issued during the Bond Period.

===============================================================================

                                              By: /s/ CATHERINE DALTON
                                                      Authorized epresentative

                        INVESTMENT COMPANY BLANKET BOND

ICI Mutual Insurance Company (the "Underwriter"), in consideration of an agreed premium, and in reliance upon the Application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations and other terms of this bond (including all riders hereto) ("Bond"), to the extent of the Limit of Liability and subject to the Deductible Amount, agrees to indemnify the Insured for the loss, as described in the Insuring Agreements, sustained by the Insured at any time but discovered during the Bond Period.


                              INSURING AGREEMENTS

A. FIDELITY

   Loss (including loss of Property) caused by any Dishonest or Fraudulent Act or Theft committed by an Employee anywhere, alone or in collusion with other persons (whether or not Employees), during the time such Employee has the status of an Employee as defined herein, and even if such loss is not discovered until after he or she ceases to be an Employee, EXCLUDING loss covered under Insuring Agreement B.

B. AUDIT EXPENSE

   Expense incurred by the Insured for that part of audits or examinations required by any governmental regulatory authority or Self Regulatory Organization to be conducted by such authority or Organization or by an independent accountant or other person, by reason of the discovery of loss sustained by the Insured and covered by this Bond.

C. ON PREMISES

   Loss of Property (including damage thereto or destruction thereof) located or reasonably believed by the Insured to be located within the Insured's offices or premises, caused by Theft or by any Dishonest or Fraudulent Act or through Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A.

D. IN TRANSIT

   Loss of Property (including damage thereto or destruction thereof) while the Property is in transit in the custody of any person authorized by an Insured to act as a messenger, except while in the mail or with a carrier for hire (other than a Security Company), EXCLUDING loss covered under Insuring Agreement A. Property is "in transit" beginning immediately upon receipt of such Property by the transporting person and ending immediately upon delivery at the specified destination.

E. FORGERY OR ALTERATION

   Loss caused by the Forgery or Alteration of or on (1) any bills of exchange, checks, drafts, or other written orders or directions to pay certain sums in money, acceptances, certificates of deposit, due bills, money orders, or letters of credit; or (2) other written instructions, requests or applications to the Insured, authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of Property, or giving notice of any bank account, which instructions or requests or applications purport to have been signed or endorsed by (a) any customer of the Insured, or (b) any shareholder of or subscriber to shares issued by any Investment Company, or (c) any financial or banking institution or stockbroker; or (3) withdrawal orders or receipts for the withdrawal of Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts as agent.

   This Insuring Agreement E does not cover loss caused by Forgery or Alteration of Securities or loss covered under Insuring Agreement A.

F. SECURITIES

   Loss resulting from the Insured, in good faith, in the ordinary course of business, and in any capacity whatsoever, whether for its own account or for the account of others, having acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability on the faith of any Securities, where such loss results from the fact that such Securities (1) were Counterfeit, or (2) were lost or stolen, or (3) contain a Forgery or Alteration, and notwithstanding whether or not the act of the Insured causing such loss violated the constitution, by-laws, rules or regulations of any Self Regulatory Organization, whether or not the Insured was a member thereof, EXCLUDING loss covered under Insuring Agreement A.

G. COUNTERFEIT CURRENCY

   Loss caused by the Insured in good faith having received or accepted (1) any money orders which prove to be Counterfeit or to contain an Alteration or (2) paper currencies or coin of the United States of America or Canada which prove to be Counterfeit.

   This Insuring Agreement G does not cover loss covered under Insuring Agreement A.

H. UNCOLLECTIBLE ITEMS OF DEPOSIT

   Loss resulting from the payment of dividends, issuance of Fund shares or redemptions or exchanges permitted from an account with the Fund as a consequence of

   (1) uncollectible Items of Deposit of a Fund's customer, shareholder or subscriber credited by the Insured or its agent to such person's Fund account, or
   (2) any Item of Deposit processed through an automated clearing house which is reversed by a Fund's customer, shareholder or subscriber and is deemed uncollectible by the Insured;

   PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed, (b) exchanges of shares between Funds with exchange privileges shall be covered hereunder only if all such Funds are insured by the Underwriter for uncollectible Items of Deposit, and (c) the Insured Fund shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its Application (as amended from time to time) before paying any dividend or permitting any withdrawal with respect to such Items of Deposit (other than exchanges between Funds). Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was first credited to any Insured Fund.

   This Insuring Agreement H does not cover loss covered under Insuring Agreement A.

I. PHONE/ELECTRONIC TRANSACTIONS

   Loss caused by a Phone/Electronic Transaction, where the request for such Phone/Electronic Transaction:

   (1) is transmitted to the Insured or its agents by voice over the telephone or by Electronic Transmission; and
   (2) is made by an individual purporting to be a Fund shareholder or subscriber or an authorized agent of a Fund shareholder or subscriber; and
   (3) is unauthorized or fraudulent and is made with the manifest intent to deceive;

   PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Phone/Electronic Transaction Security Procedures with respect to all Phone/Electronic Transactions; and

   EXCLUDING loss resulting from:

   (1) the failure to pay for shares attempted to be purchased; or

   (2) any   redemption  of  Investment   Company  shares  which  had  been
       improperly  credited to a  shareholder's  account where such  shareholder
       (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

   (3) any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be paid or made payable to other than (a) the Shareholder of Record, or (b) any other person or bank account designated to receive redemption proceeds (i) in the initial account application, or (ii) in writing (not to include Electronic Transmission) accompanied by a signature guarantee; or

   (4) any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be sent to other than any address for such account which was designated (a) in the initial account application, or (b) in writing (not to include Electronic Transmission), where such writing is received at least one (1) day prior to such redemption request, or (c) by voice over the telephone or by Electronic Transmission at least fifteen (15) days prior to such redemption; or

(5) the intentional failure to adhere to one or more Phone/Electronic Transaction Security Procedures; or

(6)    a Phone/Electronic  Transaction request transmitted by electronic mail or
       transmitted   by  any   method  not   subject  to  the   Phone/Electronic
       Transaction Security Procedures; or

(7) the failure or circumvention of any physical or electronic protection device, including any firewall, that imposes restrictions on the flow of electronic traffic in or out of any Computer System.

This Insuring Agreement I does not cover loss covered under Insuring Agreement A, "Fidelity" or Insuring Agreement J, "Computer Security".


                              GENERAL AGREEMENTS

A. ADDITIONAL OFFICES OR EMPLOYEES--CONSOLIDATION OR MERGER--NOTICE

   1. Except as provided in paragraph 2 below, this Bond shall apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period, without the need to give notice thereof or pay additional premiums to the Underwriter for the Bond Period.

   2. If during the Bond Period an Insured Investment Company shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within sixty (60) days notify the Underwriter thereof, then this Bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Underwriter may make such coverage contingent upon the payment of an additional premium.

B. WARRANTY

   No statement made by or on behalf of the Insured, whether contained in the Application or otherwise, shall be deemed to be an absolute warranty, but only a warranty that such statement is true to the best of the knowledge of the person responsible for such statement.

C. COURT COSTS AND ATTORNEYS' FEES

   The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense of any legal proceeding brought against the Insured claiming that the Insured is liable for any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this Bond; provided, however, that with respect to Insuring Agreement A this indemnity shall apply only in the event that

   1. an Employee admits to having committed or is adjudicated to have committed a Dishonest or Fraudulent Act or Theft which caused the loss; or

   2. in the absence of such an admission or adjudication, an arbitrator or arbitrators acceptable to the Insured and the Underwriter concludes, after a review of an agreed statement of facts, that an Employee has committed a Dishonest or Fraudulent Act or Theft which caused the loss.

   The Insured shall promptly give notice to the Underwriter of any such legal proceeding and upon request shall furnish the Underwriter with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such legal proceeding in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such legal proceeding.

   If the amount of the Insured's liability or alleged liability in any such legal proceeding is greater than the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C), or if a Deductible Amount is applicable, or both, the indemnity liability of the Underwriter under this General Agreement C is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C) bears to the sum of such amount plus the amount which the Insured is not entitled to recover. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement.

            THIS BOND, INCLUDING THE FOREGOING INSURING AGREEMENTS
              AND GENERAL AGREEMENTS, IS SUBJECT TO THE FOLLOWING
                    PROVISIONS, CONDITIONS AND LIMITATIONS:

SECTION 1.  DEFINITIONS

The following terms used in this Bond shall have the meanings stated in this
Section:

   A. "ALTERATION" means the marking, changing or altering in a material way of the terms, meaning or legal effect of a document with the intent to deceive.

   B. "APPLICATION"  means the Insured's  application (and any attachments and
      materials   submitted   in   connection   therewith)   furnished  to  the
      Underwriter for this Bond.

   C. "COMPUTER   SYSTEM"  means  (1)  computers   with  related   peripheral
      components, including storage components, (2) systems and applications software, (3) terminal devices, (4) related communications networks or customer communication systems, and (5) related electronic funds transfer systems; by which data or monies are electronically collected, transmitted, processed, stored or retrieved.

   D. "COUNTERFEIT" means, with respect to any item, one which is false but is intended to deceive and to be taken for the original authentic item.

   E. "DEDUCTIBLE AMOUNT" means, with respect to any Insuring Agreement, the amount set forth under the heading "Deductible Amount" in Item 3 of the Declarations or in any Rider for such Insuring Agreement, applicable to each Single Loss covered by such Insuring Agreement.

   F. "DEPOSITORY" means any "securities depository" (other than any foreign securities depository) in which an Investment Company may deposit its Securities in accordance with Rule 17f-4 under the Investment Company Act of 1940.

   G. "DISHONEST OR FRAUDULENT ACT" means any dishonest or fraudulent act, including "larceny and embezzlement" as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss and (2) to obtain financial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act.

   H. "ELECTRONIC TRANSMISSION" means any transmission effected by electronic means, including but not limited to a transmission effected by telephone tones, Telefacsimile, wireless device, or over the Internet.

   I. "EMPLOYEE" means:
      (1)  each officer, director, trustee, partner or employee of the Insured,
           and
      (2) each officer, director, trustee, partner or employee of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and
      (3) each attorney performing legal services for the Insured and each employee of such attorney or of the law firm of such attorney while performing services for the Insured, and
      (4) each student who is an authorized intern of the Insured, while in any of the Insured's offices, and
      (5)  each officer, director, trustee, partner or employee of
           (a)  an investment adviser,
           (b)  an underwriter (distributor),
           (c)  a transfer agent or shareholder accounting recordkeeper, or
           (d)  an administrator authorized by written agreement to keep
                financial and/or other required   records,

          for an Investment Company named as an Insured, but only while (i) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or
          (ii) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, or
          (iii) such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee; provided, that the term "Employee" shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting recordkeeper or administrator
          (x) which is not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company named as Insured or of the adviser or underwriter of such Investment Company, or (y) which is a "Bank" (as defined in Section 2(a) of the Investment Company Act of 1940), and

     (6) each individual assigned, by contract or by any agency furnishing temporary personnel, in either case on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, and

     (7) each individual assigned to perform the usual duties of an employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or securities, unless included under subsection (5) hereof, and

     (8)  each officer,  partner or employee of (a) any  Depository or Exchange,
          (b) any nominee in whose name is registered any Security included in the systems for the central handling of securities established and maintained by any Depository, and (c) any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis, while such officer, partner or employee is performing services for any Depository in the operation of systems for the central handling of securities, and

     (9) in the case of an Insured which is an "employee benefit plan" (as defined in Section 3 of the Employee Retirement Income Security Act of 1974 ("ERISA")) for officers, directors or employees of another Insured ("In-House Plan"), any "fiduciary" or other "plan official" (within the meaning of Section 412 of ERISA) of such In-House Plan, provided that such fiduciary or other plan official is a director, partner, officer, trustee or employee of an Insured (other than an In-House Plan).

     Each employer of temporary personnel and each entity referred to in subsections (6) and (7) and their respective partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond.

     Brokers, agents, independent contractors, or representatives of the same general character shall not be considered Employees, except as provided in subsections (3), (6), and (7).

     J. "EXCHANGE" means any national securities exchange registered under the Securities Exchange Act of 1934.

     K. "FORGERY" means the physical signing on a document of the name of another person (whether real or fictitious) with the intent to deceive. A Forgery may be by means of mechanically reproduced facsimile signatures as well as handwritten signatures. Forgery does not include the signing of an individual's own name, regardless of such individual's authority, capacity or purpose.

     L. "ITEMS OF DEPOSIT" means one or more checks or drafts.

     M. "INVESTMENT COMPANY" or "FUND" means an investment company registered under the Investment Company Act of 1940.

     N. "LIMIT OF LIABILITY" means, with respect to any Insuring Agreement, the limit of liability of the Underwriter for any Single Loss covered by such Insuring Agreement as set forth under the heading "Limit of Liability" in Item 3 of the Declarations or in any Rider for such Insuring Agreement.

     O. "MYSTERIOUS DISAPPEARANCE" means any disappearance of Property which, after a reasonable investigation has been conducted, cannot be explained.

     P. "NON-FUND" means any corporation, business trust, partnership, trust or other entity which is not an Investment Company.

     Q. "PHONE/ELECTRONIC TRANSACTION SECURITY PROCEDURES" means security procedures for Phone/Electronic Transactions as provided in writing to the Underwriter.

     R. "PHONE/ELECTRONIC TRANSACTION" means any (1) redemption of shares issued by an Investment Company, (2) election concerning dividend options available to Fund shareholders, (3) exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, or (4) purchase of shares issued by an Investment Company, which redemption, election, exchange or purchase is requested by voice over the telephone or through an Electronic Transmission.

     S. "PROPERTY" means the following tangible items: money, postage and revenue stamps, precious metals, Securities, bills of exchange, acceptances, checks, drafts, or other written orders or directions to pay sums certain in money, certificates of deposit, due bills, money orders, letters of credit, financial futures contracts, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages, and assignments of any of the foregoing, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing (but excluding all data processing records), in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity.

     T. "SECURITIES" means original negotiable or non-negotiable agreements or instruments which represent an equitable or legal interest, ownership or debt (including stock certificates, bonds, promissory notes, and assignments thereof), which are in the ordinary course of business and transferable by physical delivery with appropriate endorsement or assignment. "Securities" does not include bills of exchange, acceptances, certificates of deposit, checks, drafts, or other written orders or directions to pay sums certain in money, due bills, money orders, or letters of credit.

     U. "SECURITY COMPANY" means an entity which provides or purports to provide the transport of Property by secure means, including, without limitation, by use of armored vehicles or guards.

     V. "SELF REGULATORY ORGANIZATION" means any association of investment advisers or securities dealers registered under the federal securities laws, or any Exchange.

     W. "SHAREHOLDER OF RECORD" means the record owner of shares issued by an Investment Company or, in the case of joint ownership of such shares, all record owners, as designated (1) in the initial account application, or (2) in writing accompanied by a signature guarantee, or (3) pursuant to procedures as set forth in the Application.

     X. "SINGLE LOSS" means:

        (1) all loss resulting from any one actual or attempted Theft committed by one person, or
        (2) all loss caused by any one act (other than a Theft or a Dishonest or Fraudulent Act) committed by one person, or
        (3) all loss caused by Dishonest or Fraudulent Acts committed by one person, or
        (4) all expenses incurred with respect to any one audit or examination, or
        (5) all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

          All acts or omissions of one or more persons which directly or indirectly aid or, by failure to report or otherwise, permit the continuation of an act referred to in subsections (1) through (3) above of any other person shall be deemed to be the acts of such other person for purposes of this subsection.

          All acts or occurrences or events which have as a common nexus any fact, circumstance, situation, transaction or series of facts, circumstances, situations, or transactions shall be deemed to be one act, one occurrence, or one event.

     Y. "TELEFACSIMILE" means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines or over the Internet.

     Z. "THEFT" means robbery, burglary or hold-up, occurring with or without violence or the threat of violence.


SECTION 2.  EXCLUSIONS

THIS BOND DOES NOT COVER:

   A. Loss resulting from (1) riot or civil commotion outside the United States of America and Canada, or (2) war, revolution, insurrection, action by armed forces, or usurped power, wherever occurring; except if such loss occurs in transit, is otherwise covered under Insuring Agreement D, and when such transit was initiated, the Insured or any person initiating such transit on the Insured's behalf had no knowledge of such riot, civil commotion, war, revolution, insurrection, action by armed forces, or usurped power.

   B. Loss in time of peace or war resulting from nuclear fission or fusion or radioactivity, or biological or chemical agents or hazards, or fire, smoke, or explosion, or the effects of any of the foregoing.

   C. Loss resulting from any Dishonest or Fraudulent Act committed by any person while acting in the capacity of a member of the Board of Directors or any equivalent body of the Insured or of any other entity.

   D. Loss resulting from any nonpayment or other default of any loan or similar transaction made by the Insured or any of its partners, directors, officers or employees, whether or not authorized and whether procured in good faith or through a Dishonest or Fraudulent Act, unless such loss is otherwise covered under Insuring Agreement A, E or F.

   E. Loss resulting from any violation by the Insured or by any Employee of any law, or any rule or regulation pursuant thereto or adopted by a Self Regulatory Organization, regulating the issuance, purchase or sale of securities, securities transactions upon security exchanges or over the counter markets, Investment Companies, or investment advisers, unless such loss, in the absence of such law, rule or regulation, would be covered under Insuring Agreement A, E or F.

   F. Loss of Property while in the custody of any Security Company, unless such loss is covered under this Bond and is in excess of the amount recovered or received by the Insured under (1) the Insured's contract with such Security Company, and (2) insurance or indemnity of any kind carried by such Security Company for the benefit of, or otherwise available to, users of its service, in which case this Bond shall cover only such excess, subject to the applicable Limit of Liability and Deductible Amount.

   G. Potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except when covered under Insuring Agreement H.

   H. Loss in the form of (1) damages of any type for which the Insured is legally liable, except direct compensatory damages, or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.

   I. Loss resulting from the surrender of Property away from an office of the Insured as a result of a threat
      (1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger as a result of a threat to do bodily harm to such person, if the Insured had no knowledge of such threat at the time such transit was initiated, or
      (2) to do damage to the premises or Property of the Insured, unless such loss is otherwise covered under Insuring Agreement A.

   J. All costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond, except to the extent certain audit expenses are covered under Insuring Agreement B.

   K. Loss resulting from payments made to or withdrawals from any account, involving funds erroneously credited to such account, unless such loss is otherwise covered under Insuring Agreement A.

   L. Loss resulting from uncollectible Items of Deposit which are drawn upon a financial institution outside the United States of America, its territories and possessions, or Canada.

   M. Loss resulting from the Dishonest or Fraudulent Acts, Theft, or other acts or omissions of an Employee primarily engaged in the sale of shares issued by an Investment Company to persons other than (1) a person registered as a broker under the Securities Exchange Act of 1934 or (2) an "accredited investor" as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, which is not an individual.

   N. Loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

   O. Loss resulting from any purchase, redemption or exchange of securities issued by an Investment Company or other Insured, or any other instruction, request, acknowledgement, notice or transaction involving securities issued by an Investment Company or other Insured or the dividends in respect thereof, when any of the foregoing is requested, authorized or directed or purported to be requested, authorized or directed by voice over the telephone or by Electronic Transmission, unless such loss is otherwise covered under Insuring Agreement A or Insuring Agreement I.

   P. Loss resulting from any Dishonest or Fraudulent Act or Theft committed by an Employee as defined in Section 1.I(2), unless such loss (1) could not have been reasonably discovered by the due diligence of the Insured at or prior to the time of acquisition by the Insured of the assets acquired from a predecessor, and (2) arose out of a lawsuit or valid claim brought against the Insured by a person unaffiliated with the Insured or with any person affiliated with the Insured.

   Q. Loss resulting from the unauthorized entry of data into, or the deletion or destruction of data in, or the change of data elements or programs within, any Computer System, unless such loss is otherwise covered under Insuring Agreement A.



SECTION 3.  ASSIGNMENT OF RIGHTS

   Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured's rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this Bond may have against another named Insured under this Bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

   Assignment of any rights or claims under this Bond shall not bind the Underwriter without the Underwriter's written consent.

SECTION 4.  LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS

   This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured, except that if the Insured includes such other loss in the Insured's proof of loss, the Underwriter shall consider its liability therefor. As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

   See also General Agreement C (Court Costs and Attorneys' Fees).

   The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

   The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit mentioned in General Agreement C or to recover court costs or attorneys' fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this Bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

   Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, P.O. Box 730, Burlington, Vermont 05402-0730.



SECTION 5.  DISCOVERY

   For all purposes under this Bond, a loss is discovered, and discovery of a loss occurs, when the Insured
   (1)  becomes aware of facts, or
   (2) receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances, which would cause a reasonable person to assume that loss covered by this Bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 6.  VALUATION OF PROPERTY

   For the purpose of determining the amount of any loss hereunder, the value of any Property shall be the market value of such Property at the close of business on the first business day before the discovery of such loss; except that
   (1) the value of any Property replaced by the Insured prior to the payment of a claim therefor shall be the actual market value of such Property at the time of replacement, but not in excess of the market value of such Property on the first business day before the discovery of the loss of such Property;
   (2)  the  value  of   Securities   which  must  be   produced   to  exercise
       subscription, conversion, redemption or deposit privileges shall be the market value of such privileges immediately preceding the expiration thereof if the loss of such Securities is not discovered until after such expiration, but if there is no quoted or other ascertainable market price for such Property or privileges referred to in clauses (1) and (2), their value shall be fixed by agreement between the parties or by arbitration before an arbitrator or arbitrators acceptable to the parties; and
   (3) the value of books of accounts or other records used by the Insured in the conduct of its business shall be limited to the actual cost of blank books, blank pages or other materials if the books or records are reproduced plus the cost of labor for the transcription or copying of data furnished by the Insured for reproduction.

SECTION 7.  LOST SECURITIES

   The maximum liability of the Underwriter hereunder for lost Securities shall be the payment for, or replacement of, such Securities having an aggregate value not to exceed the applicable Limit of Liability. If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall assign to the Underwriter all of the Insured's right, title and interest in and to such Securities. In lieu of such payment, the Underwriter may, at its option, replace such lost Securities, and in such case the Insured shall cooperate to effect such replacement. To effect the replacement of lost Securities, the Underwriter may issue or arrange for the issuance of a lost instrument bond. If the value of such Securities does not exceed the applicable Deductible Amount (at the time of the discovery of the loss), the Insured will pay the usual premium charged for the lost instrument bond and will indemnify the issuer of such bond against all loss and expense that it may sustain because of the issuance of such bond.

   If the value of such Securities exceeds the applicable Deductible Amount (at the time of discovery of the loss), the Insured will pay a proportion of the usual premium charged for the lost instrument bond, equal to the percentage that the applicable Deductible Amount bears to the value of such Securities upon discovery of the loss, and will indemnify the issuer of such bond against all loss and expense that is not recovered from the Underwriter under the terms and conditions of this Bond, subject to the applicable Limit of Liability.

SECTION 8.  SALVAGE

   If any recovery is made, whether by the Insured or the Underwriter, on account of any loss within the applicable Limit of Liability hereunder, the Underwriter shall be entitled to the full amount of such recovery to reimburse the Underwriter for all amounts paid hereunder with respect to such loss. If any recovery is made, whether by the Insured or the Underwriter, on account of any loss in excess of the applicable Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the amount of such recovery, net of the actual costs and expenses of recovery, shall be applied to reimburse the Insured in full for the portion of such loss in excess of such Limit of Liability, and the remainder, if any, shall be paid first to reimburse the Underwriter for all amounts paid hereunder with respect to such loss and then to the Insured to the extent of the portion of such loss within the Deductible Amount. The Insured shall execute all documents which the Underwriter deems necessary or desirable to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

   Prior to its termination, this Bond shall continue in force up to the Limit of Liability for each Insuring Agreement for each Single Loss, notwithstanding any previous loss (other than such Single Loss) for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to any Single Loss shall be limited to the applicable Limit of Liability irrespective of the total amount of such Single Loss and shall not be cumulative in amounts from year to year or from period to period.

SECTION 10.  MAXIMUM LIABILITY OF UNDERWRITER; OTHER BONDS OR POLICIES

   The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this Bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable Deductible Amount and the other provisions of this Bond. Recovery for any Single Loss may not be made under more than one Insuring Agreement. If any Single Loss covered under this Bond is recoverable or recovered in whole or in part because of an unexpired discovery period under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured, the maximum liability of the Underwriter shall be the greater of either (1) the applicable Limit of Liability under this Bond, or
   (2) the maximum liability of the Underwriter under such other bonds or policies.

SECTION 11.  OTHER INSURANCE

   Notwithstanding anything to the contrary herein, if any loss covered by this Bond shall also be covered by other insurance or suretyship for the benefit of the Insured, the Underwriter shall be liable hereunder only for the portion of such loss in excess of the amount recoverable under such other insurance or suretyship, but not exceeding the applicable Limit of Liability of this Bond.

SECTION 12.  DEDUCTIBLE AMOUNT

   The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from any other bond, suretyship or insurance policy or as an advance by the Underwriter hereunder) shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and the other terms of this Bond.

   No Deductible Amount shall apply to any loss covered under Insuring Agreement A sustained by any Investment Company named as an Insured.

SECTION 13.  TERMINATION

   The Underwriter may terminate this Bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this Bond is terminated as to any Investment Company, to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

   The Insured may terminate this Bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this Bond as to any Investment Company, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

   This Bond will terminate as to any Insured that is a Non-Fund immediately and without notice upon (1) the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator, or
   (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

   Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter's standard short rate cancellation tables if this Bond is terminated by the Insured or pro rata if this Bond is terminated by the Underwriter.

   Upon the detection by any Insured that an Employee has committed any Dishonest or Fraudulent Act(s) or Theft, the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent Dishonest or Fraudulent Act(s) or Theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected Dishonest or Fraudulent Act(s) or Theft.

   For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s) or Theft.

   This Bond shall terminate as to any Employee by written notice from the Underwriter to each Insured and, if such Employee is an Employee of an Insured Investment Company, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 14.  RIGHTS AFTER TERMINATION

   At any time prior to the effective date of termination of this Bond as to any Insured, such Insured may, by written notice to the Underwriter, elect to purchase the right under this Bond to an additional period of twelve
   (12) months within which to discover loss sustained by such Insured prior to the effective date of such termination and shall pay an additional premium therefor as the Underwriter may require.

   Such additional discovery period shall terminate immediately and without notice upon the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator. Promptly after such termination the Underwriter shall refund to the Insured any unearned premium.

   The right to purchase such additional discovery period may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business.

SECTION 15.  CENTRAL HANDLING OF SECURITIES

   The Underwriter shall not be liable for loss in connection with the central handling of securities within the systems established and maintained by any Depository ("Systems"), unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants' fund insuring the Depository against such loss (the "Depository's Recovery"); in such case the Underwriter shall be liable hereunder only for the Insured's share of such excess loss, subject to the applicable Limit of Liability, the Deductible Amount and the other terms of this Bond.

   For determining the Insured's share of such excess loss, (1) the Insured shall be deemed to have an interest in any certificate representing any security included within the Systems equivalent to the interest the Insured then has in all certificates representing the same security included within the Systems; (2) the Depository shall have reasonably and fairly apportioned the Depository's Recovery among all those having an interest as recorded by appropriate entries in the books and records of the Depository in Property involved in such loss, so that each such interest shall share in the Depository's Recovery in the ratio that the value of each such interest bears to the total value of all such interests; and (3) the Insured's share of such excess loss shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by the Depository.

   This Bond does not afford coverage in favor of any Depository or Exchange or any nominee in whose name is registered any security included within the Systems.

SECTION 16.  ADDITIONAL COMPANIES INCLUDED AS INSURED

   If more than one entity is named as the Insured:

   A. the total liability of the Underwriter hereunder for each Single Loss shall not exceed the Limit of Liability which would be applicable if there were only one named Insured, regardless of the number of Insured entities which sustain loss as a result of such Single Loss,

   B. the Insured first named in Item 1 of the Declarations shall be deemed authorized to make, adjust, and settle, and receive and enforce payment of, all claims hereunder as the agent of each other Insured for such purposes and for the giving or receiving of any notice required or permitted to be given hereunder; provided, that the Underwriter shall promptly furnish each named Insured Investment Company with (1) a copy of this Bond and any amendments thereto, (2) a copy of each formal filing of a claim hereunder by any other Insured, and (3) notification of the terms of the settlement of each such claim prior to the execution of such settlement,

   C. the Underwriter shall not be responsible or have any liability for the proper application by the Insured first named in Item 1 of the Declarations of any payment made hereunder to the first named Insured,

   D. for the purposes of Sections 4 and 13, knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall constitute knowledge or discovery by every named Insured,

   E. if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond, and

   F. each named Insured shall constitute "the Insured" for all purposes of this Bond.

SECTION 17.  NOTICE AND CHANGE OF CONTROL

   Within thirty (30) days after learning that there has been a change in control of an Insured by transfer of its outstanding voting securities the Insured shall give written notice to the Underwriter of:

   A. the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name), and

   B. the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

   C. the total number of outstanding voting securities.

   As  used  in  this  Section,   "control"  means  the  power  to  exercise  a
   controlling influence over the management or policies of the Insured.

SECTION 18.  CHANGE OR MODIFICATION

   This Bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter's authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity, in a manner which adversely affects the rights of an Insured Investment Company shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured Investment Company affected thereby.

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be executed on the Declarations Page.

                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 1


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170106B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD               AUTHORIZED
                                                         REPRESENTATIVE

JUNE 30, 2006        JUNE 30, 2006 TO JUNE 30, 2007      /s/ CATHERINE DALTON
===============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the following entities shall be deemed to be
Insureds named in Item 1 of the Declarations: (1) any subsidiary wholly owned (directly or indirectly) by Franklin Resources, Inc., and (2) any Investment Company advised, distributed, or administered by Franklin Resources, Inc. or any of its wholly-owned subsidiaries (individually and/or collectively referred to as "Franklin"), whether such Investment Company is considered active, inactive, or dissolved, PROVIDED, IN EACH CASE, that Franklin has responsibility for placing fidelity bond insurance coverage for such subsidiary or Investment Company.

It is further understood and agreed that the term "Investment Company," as used in this rider, shall include any investment company, whether or not registered under the Investment Company Act of 1940, except that non-registered investment companies shall not be insured under Insuring
Agreement A, "Fidelity," with respect to $175 million part of the Limit of Liability set forth in Item 3 of this Bond.

It is further understood and agreed that notwithstanding anything to the contrary above, none of the following shall be deemed to be, or be otherwise included as, Insureds for purposes of Item 1 of the Declarations or otherwise under this Bond: any real estate investment trust, property management subsidiary, or banking subsidiary (including, without limitation, Property Resources, Inc., Property Resources Equity Trust, Franklin Bank and Franklin Capital Corporation).

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 2


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170106B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD               AUTHORIZED
                                                         REPRESENTATIVE

JUNE 30, 2006        JUNE 30, 2006 TO JUNE 30, 2007      /s/ CATHERINE DALTON
===============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond does not cover loss resulting from or in connection with any business, activities, or acts or omissions of (including services rendered by) any Insured which is NOT an Insured Fund ("Non-Fund") or any Employee of a Non-Fund, EXCEPT loss, otherwise covered by the terms of this Bond, resulting from or in connection with professional services within the scope of the Non-Fund's general business activities rendered by the Non-Fund to any client of the Non-Fund.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.


                            ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 3


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170106B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD               AUTHORIZED
                                                         REPRESENTATIVE

JUNE 30, 2006        JUNE 30, 2006 TO JUNE 30, 2007      /s/ CATHERINE DALTON
===============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond (other than Insuring Agreements C and D) does not cover loss resulting from or in connection with any business, activities, acts or omissions of any Insured or any Employee of any Insured where such loss is based upon, arises out of or in any way involves the provision of services to any Plan, EXCEPT loss, otherwise covered by the terms of this Bond, resulting from, or in connection with the business of:

(a) the provision of Investment Advisory Services by an Insured to any In-House Plan; or

(b)   the  provision of  Administrative  Services by an Insured to any In-House
      Plan;

(c) the provision of Investment Advisory Services by an Insured ("Adviser") to any Third Party Plan that is a client of the Adviser; or

(d) the provision of Administrative Services by an Insured to any Third Party Plan that is a client of the Insured.

It is further understood and agreed that Insuring Agreements C and D only cover loss of Property which an Insured uses or holds, or in which the Insured has an interest, in each case in connection with (a), (b), (c) or (d) above.

It is further understood and agreed that notwithstanding the foregoing, this Bond (other than Insuring Agreements C and D) does not cover loss resulting from or in connection with, and Insuring Agreements C and D do not cover loss of Property which an Insured uses or holds, or in which it has an interest, in each case in connection with:

(1) the discretionary voting by or on behalf of any Plan of Designated Securities owned or held by such Plan, UNLESS, in the case of a vote by or on behalf of the Plan, such vote was pursuant to the direction of a majority of trustees of such Plan who were not then Interested Trustees;

(2) custodial services for the safekeeping and custody of securities or other property;

(3) liability of an Insured arising from its status as the employer of employees covered by a Plan (including liability arising from the Insured's failure to collect contributions or to pay benefits); or

(4) in the case of an Insured acting or purporting to act as a trustee or "directed trustee" for any Third Party Plan, any liability of the Insured arising from its actual or alleged status as a fiduciary (within the meaning of the Employee Retirement Security Act of 1974, as amended ("ERISA")) to any such Third Party Plan or its actual or alleged violation of Section 502(a)(3) of ERISA, except that this subpart (4) shall not preclude indemnification for associated court costs and attorneys' fees for which coverage is otherwise available under General Agreement C of this Bond.

It is further understood and agreed that for purposes of this rider:

(1) "Administrative Services" shall mean administrative services, including, without limitation, voting securities which are Plan assets, causing Plan assets to be invested as directed in accordance with the Plan, and maintaining records and preparing reports with respect to Plan contributions, participant accounts and investments.

(2) "Affiliated Entity" means any entity controlling, controlled by, or under common control with an Insured.

(3) "Designated Securities" means securities issued by an Insured, or by any Affiliated Entity, or by any Fund to which such Insured or any Affiliated Entity provides any services.

(4) "Interested Trustee" means any trustee of a Plan who is also (a) an officer, director, trustee, partner or employee of, or who owns, controls, or holds power to vote 5% or more of the outstanding voting securities of, (i) any Insured (other than such Plan), or (ii) any Affiliated Entity, or (iii) any Fund to which such Insured or any Affiliated Entity provides any services, or (b) an Insured or an Affiliated Entity.

(5) "Investment Advisory Services" means (a) advice with respect to the desirability of investing in, purchasing or selling securities or other property, including the power to determine what securities or other property shall be purchased or sold, but NOT including furnishing ONLY statistical and other factual information (such as economic factors and trends); and (b) the provision of financial, economic or investment management services, but only if ancillary and related to the advice referred to in clause (a) above.

(6) "Plan" means any retirement or employee benefit plan, including any trust relating thereto.

(7) "In-House Plan" means any Plan for employees of an Insured, or for any Affiliated Entity, but always excluding employee stock ownership plans, stock bonus plans, and any trusts relating thereto

(8) "Third Party Plan" means any Plan for employees of an entity that is neither an Insured nor an Affiliated Entity.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 4


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170106B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD               AUTHORIZED
                                                         REPRESENTATIVE

JUNE 30, 2006        JUNE 30, 2006 TO JUNE 30, 2007      /s/ CATHERINE DALTON
===============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond, this Bond shall not cover loss resulting from or in connection with the discretionary voting by any Insured of securities owned or held by any client of such Insured, where such securities are issued by (1) such Insured, or (2) any entity controlling, controlled by, or under common control with such Insured, ("Affiliated Entity"), or (3) any Fund to which such Insured or any Affiliated Entity provides any services.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.



                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 5


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170106B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD               AUTHORIZED
REPRESENTATIVE

JUNE 30, 2006        JUNE 30, 2006 TO JUNE 30, 2007      /s/ CATHERINE DALTON
===============================================================================

In   consideration  of  the  premium  charged  for  this  Bond,  it  is  hereby understood and agreed that notwithstanding Section 2.Q of this Bond, this Bond is amended by adding an additional Insuring Agreement J as follows:

   J. COMPUTER SECURITY

Loss (including loss of Property) resulting directly from Computer Fraud; PROVIDED, that the Insured has adopted in writing and generally maintains and follows during the Bond Period all Computer Security Procedures. The isolated failure of the Insured to maintain and follow a particular Computer Security Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

   1. DEFINITIONS. The following terms used in this Insuring Agreement shall have the following meanings:

      a. "Authorized User" means any person or entity designated by the Insured (through contract, assignment of User Identification, or otherwise) as authorized to use a Covered Computer System, or any part thereof. An individual who invests in an Insured Fund shall not be considered to be an Authorized User solely by virtue of being an investor.

      b. "Computer Fraud" means the unauthorized entry of data into, or the deletion or destruction of data in, or change of data elements or programs within, a Covered Computer System which:

        (1) is committed by any Unauthorized Third Party anywhere, alone or in collusion with other Unauthorized Third Parties; AND

        (2) is committed with the conscious manifest intent (a) to cause the Insured to sustain a loss, AND (b) to obtain financial benefit for the perpetrator or any other person; AND

        (3) causes (x) Property to be  transferred,  paid or delivered;  OR
            (y) an account of the Insured, or of its customer, to be added, deleted, debited or credited; OR (z) an unauthorized or fictitious account to be debited or credited.

      c. "Computer Security Procedures" means procedures for prevention of unauthorized computer access and use and administration of computer access and use as provided in writing to the Underwriter.

      d. "Covered Computer System" means any Computer System as to which the Insured has possession, custody and control.

      e. "Unauthorized Third Party" means any person or entity that, at the time of the Computer Fraud, is not an Authorized User.

      f. "User Identification" means any unique user name (I.E., a series of characters) that is assigned to a person or entity by the Insured.

   2. EXCLUSIONS. It is further understood and agreed that this Insuring Agreement J shall not cover:

      a. Any loss covered under Insuring Agreement A, "Fidelity," of this Bond; AND

      b. Any loss resulting directly or indirectly from Theft or misappropriation of confidential or proprietary information, material or data (including but not limited to trade secrets, computer programs or customer information); AND

      c. Any loss resulting from the intentional failure to adhere to one or more Computer Security Procedures; AND

      d. Any loss resulting from a Computer Fraud committed by or in collusion with:

        (1) any  Authorized  User (whether a natural person or an entity);
            OR

        (2) in the case of any Authorized User which is an entity, (a) any director, officer, partner, employee or agent of such Authorized User, or (b) any entity which controls, is controlled by, or is under common control with such Authorized User ("Related Entity"), or (c) any director, officer, partner, employee or agent of such Related Entity; OR

        (3) in the case of any  Authorized  User who is a natural  person,
            (a) any entity for which such Authorized User is a director, officer, partner, employee or agent ("Employer Entity"), or
            (b) any director, officer, partner, employee or agent of such Employer Entity, or (c) any entity which controls, is controlled by, or is under common control with such Employer Entity ("Employer-Related Entity"), or (d) any director, officer, partner, employee or agent of such Employer-Related Entity;

        AND

      e. Any loss resulting from physical damage to or destruction of any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; AND

      f. Any loss resulting from Computer Fraud committed by means of wireless access to any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; AND

      g. Any loss not directly and proximately caused by Computer Fraud (including, without limitation, disruption of business and extra xpense); AND

      h. Payments made to any person(s) who has threatened to deny or has denied authorized access to a Covered Computer System or otherwise has threatened to disrupt the business of the Insured.

For purposes of this Insuring Agreement, "Single Loss," as defined in Section 1.X of this Bond, shall also include all loss caused by Computer Fraud(s) committed by one person, or in which one person is implicated, whether or not that person is specifically identified. A series of losses involving unidentified individuals, but arising from the same method of operation, may be deemed by the Underwriter to involve the same individual and in that event shall be treated as a Single Loss.

It is further understood and agreed that nothing in this Rider shall affect the exclusion set forth in Section 2.0 of this Bond.

Coverage under this Insuring Agreement shall terminate upon termination of this Bond. Coverage under this Insuring Agreement may also be terminated without terminating this Bond as an entirety:

      (a) by written notice from the Underwriter not less than sixty (60) days prior to the effective date of termination specified in such notice; or

      (b) immediately by written notice from the Insured to the Underwriter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 6


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170106B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD               AUTHORIZED
                                                         REPRESENTATIVE

JUNE 30, 2006        JUNE 30, 2006 TO JUNE 30, 2007      /s/ CATHERINE DALTON
===============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the exclusion set forth at Section 2.M of this Bond shall not apply with respect to loss resulting from the Dishonest or Fraudulent Acts, Theft, or other acts or omissions of an Employee in connection with offers or sales of securities issued by an Insured Fund if such Employee (a) is an employee of that Fund or of its investment adviser, principal underwriter, or affiliated transfer agent, and (b) who is communicating with purchasers of such securities only in person in an office of an Insured or by telephone or in writing, and (c) does not receive commissions on such sales; PROVIDED, that such Dishonest or Fraudulent Acts, Theft, or other acts or omissions do not involve, and such loss does not arise from, a statement or representation which is NOT (1) contained in a currently effective prospectus regarding such securities, which has been filed with the Securities and Exchange Commission, or (2) made as part of a scripted response to a question regarding that Fund or such securities, if the script has been filed with, and not objected to by, the National Association of Securities Dealers, Inc., and if the entire scripted response has been read to the caller, and if any response concerning the performance of such securities is not outdated.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 7


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170106B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD               AUTHORIZED
                                                         REPRESENTATIVE

JUNE 30, 2006        JUNE 30, 2006 TO JUNE 30, 2007      /s/ CATHERINE DALTON
===============================================================================

In   consideration  of  the  premium  charged  for  this  Bond,  it  is  hereby understood and agreed that this Bond does not cover any loss resulting from or in connection with the acceptance of any Third Party Check, unless

   (1) such Third Party Check is used to open or increase an account which is registered in the name of one or more of the payees on such Third Party Check, and

   (2) reasonable efforts are made by the Insured, or by the entity receiving Third Party Checks on behalf of the Insured, to verify all endorsements on all Third Party Checks made payable in amounts greater than $100,000 (provided, however, that the isolated failure to make such efforts in a particular instance will not preclude coverage, subject to the exclusions herein and in the Bond), and then only to the extent such loss is otherwise covered under this Bond.

For purposes of this Rider, "Third Party Check" means a check made payable to one or more parties and offered as payment to one or more other parties.

It is further understood and agreed that notwithstanding anything to the contrary above or elsewhere in the Bond, this Bond does not cover any loss resulting from or in connection with the acceptance of a Third Party Check where:

   (1) any payee on such Third Party Check reasonably appears to be a corporation or other entity; or

   (2) such Third Party Check is made payable in an amount greater than $100,000 and does not include the purported endorsements of all payees on such Third Party Check.

It is further understood and agreed that this Rider shall not apply with respect to any coverage that may be available under Insuring Agreement A, "Fidelity."

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 8


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170106B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD               AUTHORIZED
                                                         REPRESENTATIVE

JUNE 30, 2006        JUNE 30, 2006 TO JUNE 30, 2007      /s/ CATHERINE DALTON
===============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that no termination or cancellation of this Bond as an entirety, whether by or at the request of the Insured or Underwriter, shall take effect prior to the expiration of thirty (30) days after written notice of such termination or cancellation of such Bond as an entirety has been filed with the Arkansas Securities Commissioner, Arkansas Securities Division, Heritage West Building, 3rd Floor, 201 East Markham, Little Rock, Arkansas 72201.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 9


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170106B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD               AUTHORIZED
                                                         REPRESENTATIVE

JUNE 30, 2006        JUNE 30, 2006 TO JUNE 30, 2007      /s/ CATHERINE DALTON
===============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement I), this Bond does not cover loss caused by a Phone/Electronic Transaction requested:

      o by wireless device transmissions over the Internet (including any connected or associated intranet or extranet),

except insofar as such loss is covered under Insuring Agreement A "Fidelity" of this Bond.

It is further understood and agreed that, for the purposes of this Rider, a transmission of a Phone/Electronic Transaction request over the Internet shall not be deemed to be a "wireless device transmission" solely by virtue of an individual retail shareholder's use of a personal wireless device (e.g., a PDA, Blackberry, cell phone, or wireless access point on such shareholder's home network) to effect transmission of such request to the shareholder's Internet service provider.

Except as above stated, nothing herein shall be held to alter, waive, or extend any of the terms of this Bond.





                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 10


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170106B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD               AUTHORIZED
                                                         REPRESENTATIVE

JUNE 30, 2006        JUNE 30, 2006 TO JUNE 30, 2007      /s/ CATHERINE DALTON
===============================================================================

                                NASD BOND RIDER

In   consideration  of  the  premium  charged  for  this  Bond,  it  is  hereby understood and agreed that with respect to Templeton Franklin Investment Services, Inc. ONLY, this Bond is amended as follows:

1. For purposes of Insuring Agreement C ("On Premises"), Sections 2 ("Exclusions"), and Section 6 ("Valuation of Property"), "Property" shall be deemed to include furnishings, fixtures, supplies, and equipment located within the office of and owned by the Insured; and

2. For  purposes  of  Insuring   Agreement  C  ("On   Premises"),   "Mysterious
   Disappearances" shall be deemed to include "misplacement."

3. The last sentence of Section 1.I ("Definitions - `Employee") and Section 2.M are deleted; and

4. The following statement is added to the Bond: "The Underwriter will use its best efforts to promptly notify the National Association of Securities Dealers, Inc. in the event the Bond is cancelled, terminated or substantially modified. Failure to make such notification shall not impair or delay the effectiveness of any such cancellation, termination or substantial modification."; and

5. The first sentence of the second paragraph of Section 13 ("Termination") is amended to read as follows: "The Insured may terminate this Bond only by written notice to the Underwriter prior to the effective date of the termination, with such effective date specified in the notice;" and

6. With  respect  to  the  following  Insuring   Agreements,   Item  3  of  the
   Declarations is modified to read as follows:

                                                  Deductible
                                                   Amount
   Insuring Agreement A - Fidelity              $5,000
   Insuring Agreement B - Audit Expense         $5,000
   Insuring Agreement C - On Premises           $5,000
   Insuring Agreement D - In Transit            $5,000
   Insuring   Agreement   E  -  Forgery  or     $5,000
   Alteration
   Insuring Agreement F - Securities            $5,000
   Insuring   Agreement  G  -   Counterfeit     $5,000
   Currency
   Insuring  Agreement  H  -  Uncollectible     $5,000
   Items of Deposit
   Insuring  Agreement I - Phone/Electronic     $5,000
   Transactions

It is further understood and agreed, the Underwriter will use its best efforts to notify the National Association of Securities Dealers, Inc. within 30 days in the event the Bond is substantially modified, terminated or canceled.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.


                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 11


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170106B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD               AUTHORIZED
                                                         REPRESENTATIVE

JUNE 30, 2006        JUNE 30, 2006 TO JUNE 30, 2007      /s/ CATHERINE DALTON
===============================================================================

                                NASD BOND RIDER

In   consideration  of  the  premium  charged  for  this  Bond,  it  is  hereby understood and agreed that with respect to Franklin Templeton Distributors, Inc. ONLY, this Bond is amended as follows:

2. For purposes of Insuring Agreement C ("On Premises"), Sections 2 ("Exclusions"), and Section 6 ("Valuation of Property"), "Property" shall be deemed to include furnishings, fixtures, supplies, and equipment located within the office of and owned by the Insured; and

2. For  purposes  of  Insuring   Agreement  C  ("On   Premises"),   "Mysterious
   Disappearances" shall be deemed to include "misplacement."

3. The last sentence of Section 1.I ("Definitions - `Employee") and Section 2.M are deleted; and

4. The following statement is added to the Bond: "The Underwriter will use its best efforts to promptly notify the National Association of Securities Dealers, Inc. in the event the Bond is cancelled, terminated or substantially modified. Failure to make such notification shall not impair or delay the effectiveness of any such cancellation, termination or substantial modification."; and

5. The first sentence of the second paragraph of Section 13 ("Termination") is amended to read as follows: "The Insured may terminate this Bond only by written notice to the Underwriter prior to the effective date of the termination, with such effective date specified in the notice;" and

6. With  respect  to  the  following  Insuring   Agreements,   Item  3  of  the
   Declarations is modified to read as follows:

                                                    Deductible
                                                     Amount
   Insuring Agreement A - Fidelity              $100,000
   Insuring Agreement B - Audit Expense         $100,000
   Insuring Agreement C - On Premises           $100,000
   Insuring Agreement D - In Transit            $100,000
   Insuring   Agreement   E  -  Forgery  or     $100,000
   Alteration
   Insuring Agreement F - Securities            $100,000
   Insuring   Agreement  G  -   Counterfeit     $100,000
   Currency
   Insuring  Agreement  H  -  Uncollectible     $100,000
   Items of Deposit
   Insuring  Agreement I - Phone/Electronic     $100,000
   Transactions

It is further understood and agreed, the Underwriter will use its best efforts to notify the National Association of Securities Dealers, Inc. within 30 days in the event the Bond is substantially modified, terminated or canceled.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 12


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170106B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD               AUTHORIZED
                                                         REPRESENTATIVE

JUNE 30, 2006        JUNE 30, 2006 TO JUNE 30, 2007      /s/ CATHERINE DALTON
===============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the definition of "Employee" in Section 1.I(6) of this Bond shall be amended to include any individual assigned, on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, PROVIDED that in the case of an individual assigned other than by an agency furnishing temporary personnel, such individual has passed a Successful Background Check conducted by or on behalf of the Insured.

It is further understood and agreed that for purposes of this rider, a "Successful Background Check" shall mean a background check (including contact with the individual's previous employers and personal references and utilization of a private investigation agency), which results in a determination by the Insured that the individual has satisfied the security criteria established by the Insured for hiring employees on a permanent basis.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.


                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 13


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170106B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD               AUTHORIZED
                                                         REPRESENTATIVE

JUNE 30, 2006        JUNE 30, 2006 TO JUNE 30, 2007      /s/ CATHERINE DALTON
===============================================================================

In   consideration  of  the  premium  charged  for  this  Bond,  it  is  hereby understood and agreed that:

1. At the written request of the named Insured, any payment in satisfaction of loss covered by said bond involving money or other Property in which the Pennsylvania Public School Employees' Retirement System has an interest shall be paid by an instrument issued to that organization and the named Insured as joint loss payees, subject to the following conditions and limitation:

   A. The attached bond is for the sole use and benefit of the named Insured as expressed herein. The organization named above shall not be considered as an Insured under the bond, nor shall it otherwise have any rights or benefits under said bond.

   B. Notwithstanding any payment made under the terms of this rider or the execution of more than one of such similar rider, the amount paid for any one loss occurrence or otherwise in accordance with the terms of this bond shall not exceed the limits of liability as set forth in the Declarations Page.

   C. Nothing  herein  is  intended  to  alter  the  terms,   conditions  and
      limitations of the bond.

2. Should this bond be canceled, reduced, non-renewed or restrictively modified by the Underwriter, the Underwriter will endeavor to give thirty
   (30) days advance notice to the organization named above, but failure to do so shall not impair or delay the effectiveness of any such cancellation, reduction, non-renewal, or restrictive modification, nor shall the Underwriter be held liable in any way.

3. Should this bond be canceled or reduced at the request of the Insured, the Underwriter will endeavor to notify the organization named above of such cancellation or reduction, within 10 business days after receipt of such request, but failure to do so shall not impair or delay the effectiveness of such cancellation or reduction, nor shall the Underwriter be held liable in any way.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 14


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170106B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD               AUTHORIZED
                                                         REPRESENTATIVE

JUNE 30, 2006        JUNE 30, 2006 TO JUNE 30, 2007      /s/ CATHERINE DALTON
===============================================================================

In   consideration  of  the  premium  charged  for  this  Bond,  it  is  hereby understood and agreed that the sixth paragraph of Section 13 of this Bond is amended to read as follows:

   "For purposes of this section, detection occurs when any professional employee of the Legal, Compliance or Risk Management Departments of the Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s) or Theft."

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 15


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170106B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD               AUTHORIZED
                                                         REPRESENTATIVE

JUNE 30, 2006        JUNE 30, 2006 TO JUNE 30, 2007      /s/ CATHERINE DALTON
===============================================================================

In   consideration  of  the  premium  charged  for  this  Bond,  it  is  hereby understood and agreed that Section 2.H of this Bond is amended to read as follows:

"H. Loss in the form of (1) damages of any type for which the Insured is legally liable, except direct compensatory damages or punitive damages, or
    (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation."

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this Bond other than as above stated.

                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 16


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170106B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD               AUTHORIZED
                                                         REPRESENTATIVE

JUNE 30, 2006        JUNE 30, 2006 TO JUNE 30, 2007      /s/ CATHERINE DALTON
===============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that:

1. This Bond shall not be subject to cancellation except after notice in writing shall have been not less than thirty (30) days prior to the effective date thereof by certified mail, return receipt requested, addressed to the City Attorney at:

                                 City Attorney
                              City of Los Angeles
                     c/o City Employees' Retirement System
                       360 East Second Street, 8th Floor
                          Los Angeles, CA 90012-4207

2. This Company agrees to waive all rights of subrogation against the City of Los Angeles, its departments, officers, agents, and employees.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.







                                                               RM49.0-01 (4/03)


                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 17


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170106B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD               AUTHORIZED
                                                         REPRESENTATIVE

JUNE 30, 2006        JUNE 30, 2006 TO JUNE 30, 2007      /s/ CATHERINE DALTON
===============================================================================

                                NASD BOND RIDER

In   consideration  of  the  premium  charged  for  this  Bond,  it  is  hereby understood and agreed that with respect to Fiduciary Financial Services Corporation ONLY, this Bond is amended as follows:

1. For purposes of Insuring Agreement C ("On Premises"), Sections 2 ("Exclusions"), and Section 6 ("Valuation of Property"), "Property" shall be deemed to include furnishings, fixtures, supplies, and equipment located within the office of and owned by the Insured; and

2. For  purposes  of  Insuring   Agreement  C  ("On   Premises"),  "Mysterious
   Disappearances" shall be deemed to include "misplacement."

3. The last sentence of Section 1.I ("Definitions - `Employee") and Section 2.M are deleted; and

4. The following statement is added to the Bond: "The Underwriter will use its best efforts to promptly notify the National Association of Securities Dealers, Inc. in the event the Bond is cancelled, terminated or substantially modified. Failure to make such notification shall not impair or delay the effectiveness of any such cancellation, termination or substantial modification."; and

5. The first sentence of the second paragraph of Section 13 ("Termination") is amended to read as follows: "The Insured may terminate this Bond only by written notice to the Underwriter prior to the effective date of the termination, with such effective date specified in the notice;" and

6. With  respect  to  the  following  Insuring   Agreements,   Item  3  of  the
   Declarations is modified to read as follows:

                                                  Limit of   Deductible
                                                  Liability   Amount
   Insuring Agreement A - Fidelity              $150,000   $5,000
   Insuring Agreement B - Audit Expense          $25,000   $5,000
   Insuring Agreement C - On Premises           $150,000   $5,000
   Insuring Agreement D - In Transit            $150,000   $5,000
   Insuring   Agreement   E  -  Forgery  or     $150,000   $5,000
   Alteration
   Insuring Agreement F - Securities            $150,000   $5,000
   Insuring   Agreement  G  -   Counterfeit     $150,000   $5,000
   Currency
   Insuring  Agreement  H  -  Uncollectible      $25,000   $5,000
   Items of Deposit
   Insuring  Agreement I - Phone/Electronic     $150,000   $5,000
   Transactions
   Insuring Agreement J - Computer Security     $150,000   $5,000

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.


                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 18


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170106B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD               AUTHORIZED
                                                         REPRESENTATIVE

JUNE 30, 2006        JUNE 30, 2006 TO JUNE 30, 2007      /s/ CATHERINE DALTON
===============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in Rider No. 1 to this Bond, the FTCI Insureds shall be deemed to be Insureds named in
Item 1 of the Declarations.

It is further understood and agreed that with respect to the FTCI Insureds only, this Bond is modified as follows:

1. INSURING AGREEMENT A, FIDELITY: With regards to any loss to a FTCI Insured under Insuring Agreement A, Fidelity, arising from Loans and/or Trading, the Dishonest or Fraudulent Act or Theft required under Insuring Agreement A must be committed with the intent to obtain, and must result in, a financial benefit (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits) for (a) the Employee, or (b) person(s) with whom the Employee is in collusion if the Employee intended to participate in such financial benefit.

2. INSURING AGREEMENT D, IN TRANSIT: Employees of Xerox Corporation authorized by a FTCI Insured to act as a messengers shall be deemed to be a "Security Company" for purposes of Insuring Agreement D, In Transit, PROVIDED that such employees have passed the same background check and security clearance as is customarily required by the FTCI Insured of its own employees.

3. INSURING AGREEMENT I, PHONE/ELECTRONIC TRANSACTIONS: "Phone/Electronic Transaction" shall be deemed to include any transfer of funds by a FTCI Insured from an account of a Client of a FTCI Insured to another account(s), where such transfer is requested by voice over the telephone or through a Telefacsimile System by a person purporting to be a Client of the FTCI Insured or an authorized representative of the Client, provided that the FTCI Insured receiving such request generally maintains and follows during the Bond Period those recording and verification procedures in place as of March 2001 and described to the Underwriter as of such date.

4. DEFINITIONS, SECTION 1.S: With respect to the FTCI Insureds, notwithstanding anything to the contrary in the definition of "Property" set forth in Section 1.S of the Bond, "Property" as defined in Section 1.S shall be deemed to include jewelry, gems, tangible items of personal property, and electronic data stored on media for use by computer programs.

5. SECTION 2. EXCLUSIONS: With respect to FTCI Insureds, the following additional exclusions are added to Section 2, Exclusions:

      (1) Loss resulting directly or indirectly from Trading, with or without the knowledge of the FTCI Insured, whether or not represented by an indebtedness or balance shown to be due to FTCI Insured on any customer's account, actual or fictitious, and notwithstanding any act or omission on the part of any Employee in connection with any account relating to such Trading, indebtedness, or balance, except when covered under Insuring Agreements A, E or F;

      (2) Loss of Property contained in customers' safe deposit boxes, except when the FTCI Insured is legally liable therefor or the loss is covered under Insuring Agreement A;

      (3) (a) Loss through cashing or paying Forged or Altered travelers' checks or travelers' checks bearing forged endorsements, except when covered under Insuring Agreement A, and (b) loss of unsold travelers' checks or unsold money orders placed in the custody of the FTCI Insured with authority to sell, unless the Insured is legally liable for such loss and such checks or money orders are later paid or honored by the drawer thereof, except when covered under Insuring Agreement A;

      (4) Loss in the form of a shortage in any teller's cash due to error, regardless of the amount of such shortage (and any shortage in any teller's cash which is not in excess of the normal shortage in the tellers' cash in the office where such shortage shall occur shall be presumed to be due to error);

      (5) Loss involving automated mechanical devices which, on behalf of the FTCI Insured, disburse money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans unless (a) such automated mechanical devices are situated within an office of a FTCI Insured which is permanently staffed by an Employee whose duties are those usually assigned to a teller, even though public access to such devices is from outside the confines of such office, or (b) such automated mechanical devices are not situated within an office covered above, but in no event shall the Underwriter be liable under this Bond for loss (including loss of Property):

          (i) as a result of damage to such automated mechanical devices situated within any office referred to in (a) above resulting from vandalism or malicious mischief perpetrated from outside such office; or

          (ii) as a result of damage to such automated mechanical devices situated on any premises referred to in (b) above resulting from vandalism or malicious mischief, or

          (iii) as a result of damage to the interior of that portion of a building on any premises referred to in (b) above to which the public has access resulting from vandalism or malicious mischief; or

          (iv) as a result of failure of such automated mechanical devices to function properly; or

          (v)  through  misplacement or mysterious  unexplainable  disappearance
               while  such  Property  is  located   within  any  such  automated
               mechanical devices, or

          (vi) to any customer of a FTCI Insured or to any representative of such customer while such person is on any premises referred to in
               (b) above, or

         (vii) as a result of the use of credit, debit, charge, access, convenience, identification or other cards in gaining access to such automated mechanical devices whether such cards were issued, or purport to have been issued, by the FTCI Insured or by anyone other than the FTCI Insured, except when such loss is covered under Insuring Agreement A.

      (6) Loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the FTCI Insured, funds or Property of the FTCI Insured held by it in any capacity, except when covered under Insuring Agreements A or C;

      (7) Loss resulting from or involving, directly or indirectly, any actual or alleged seepage, pollution or contamination of any kind;

      (8) Loss resulting from or involving, directly or indirectly, any actual or alleged hazardous properties (including, but not limited to, radiation, toxic or explosive properties) of nuclear material, including but not limited to, the actual, alleged, threatened or potential ionizing radiations or contamination by radioactivity from nuclear fuel, nuclear waste or combustion of nuclear fuel, or the radioactive, toxic, explosive or hazardous properties of any explosive nuclear assembly or nuclear or nuclear component thereof.

It is further understood and agreed that as used in this Rider:

1.    "Client"  means  any  corporation,   partnership,  proprietor,  trust  or
      individual having an account with a FTCI Insured and which has a written agreement with the FTCI Insured for transfers of funds through requests made by voice over the telephone or by Telefacsimile System.

2. "FTCI Insureds" shall mean Fiduciary Trust Company International ("FTCI"), and each of its direct and indirect wholly-owned subsidiaries, including pension, profit-sharing or other benefit plans established for employees of FTCI and such subsidiaries.

3. "Loans" shall mean all extensions of credit by a FTCI Insured(s) and all transactions creating a creditor or lessor relationship in favor of the FTCI Insured(s) and all transactions by which the FTCI Insured(s) assumes an existing creditor or lessor relationship.

4.    "Trading"  means trading or other  dealings in  securities,  commodities,
      futures,  options,  foreign  or  federal  funds,  currencies,   foreign
      exchange and the like.

Except as above stated, nothing herein shall be held to alter, waiver or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 19


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170106B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD               AUTHORIZED
                                                         REPRESENTATIVE

JUNE 30, 2006        JUNE 30, 2006 TO JUNE 30, 2007      /s/ CATHERINE DALTON
===============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the references in Section 13, Termination, to "not less than sixty (60) days" shall be modified to read "not less than ninety
(90) days."

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 20


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170106B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD               AUTHORIZED
                                                         REPRESENTATIVE

JUNE 30, 2006        JUNE 30, 2006 TO JUNE 30, 2007      /s/ CATHERINE DALTON
===============================================================================

In consideration for the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement I), this Bond does not cover any loss resulting from any On-Line Redemption(s) or On-Line Purchase(s) involving an aggregate amount in excess of $250,000 per shareholder account per day.

It is further understood and agreed that, notwithstanding the Limit of Liability set forth herein or any other provision of this Bond, the Limit of Liability with respect to any Single Loss caused by an On-Line Transaction shall be Ten Million Dollars ($10,000,000) and the On-Line Deductible with respect to Insuring Agreement I is Fifty Thousand Dollars ($50,000).

It is further understood and agreed that notwithstanding Section 8, Non-Reduction and Non-Accumulation of Liability and Total Liability, or any other provision of this Bond, the Aggregate Limit of Liability of the Underwriter under this Bond with respect to any and all loss or losses caused by On-Line Transactions shall be an aggregate of Ten Million Dollars ($10,000,000) for the Bond Period, irrespective of the total amount of such loss or losses.

For purposes of this Rider, the following terms shall have the following meanings:

"On-Line Purchase" means any purchase of shares issued by an Investment Company, which purchase is requested by computer-to-computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

"On-Line Redemption" means any redemption of shares issued by an Investment Company, which redemption is requested by computer-to computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

"On-Line Transaction" means any Phone/Electronic Transaction requested by computer-to-computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 21


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170106B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD               AUTHORIZED
                                                         REPRESENTATIVE

JUNE 30, 2006        JUNE 30, 2006 TO JUNE 30, 2007      /s/ CATHERINE DALTON
===============================================================================

Most property and casualty insurers, including ICI Mutual Insurance Company ("ICI Mutual"), are subject to the requirements of the Terrorism Risk Insurance Act of 2002 (the "Act"). The Act establishes a Federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future "INSURED LOSSES" resulting from certified "ACTS OF TERRORISM." (Each of these BOLDED TERMS is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified "ACTS OF TERRORISM" will be partially reimbursed by the United States government under a formula established by the Act. Under this formula, the United States government will reimburse ICI Mutual for 90% of ICI Mutual's "INSURED LOSSES" in excess of a statutorily established deductible until total insured losses of all participating insurers reach $100 billion. If total "insured losses" of all property and casualty insurers reach $100 billion during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this bond may be reduced as a result.

This bond has no express exclusion for "ACTS OF TERRORISM." However, coverage under this bond remains subject to all applicable terms, conditions and limitations of the bond (including exclusions) that are permissible under the Act. The portion of the premium that is attributable to any coverage potentially available under the bond for "ACTS OF TERRORISM" is one percent (1%).


                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 22


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170106B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD               AUTHORIZED
                                                         REPRESENTATIVE

JUNE 30, 2006        JUNE 30, 2006 TO JUNE 30, 2007      /s/ CATHERINE DALTON
===============================================================================

In consideration of the premium charged for this Bond it hereby understood and agreed that notwithstanding anything to the contrary in Rider No. 1, no Hedge Fund shall be deemed to be, or otherwise included as, an Insured for purposes of Item 1 of the Declarations or otherwise under this Bond.

It is further understood and agreed that for purposes of this rider, a Hedge Fund shall mean an investment company that is not registered under the Investment Company Act of 1940 ("1940 Act") that may use various high-risk strategies generally unavailable to investment companies registered under the 1940 Act, such as unlimited short positions, significant leverage, and concentrated positions in securities of issuers.

For purposes of this rider the following shall not be considered to be Hedge
Funds:

      Franklin US Long-Short Fund PLC
      Templeton Global Long-Short Fund PLC
      Mutual Recovery Fund, LTD
      Franklin US Long-Short Fund LTD
      Templeton Global Long-Short Fund LTD

At any time during the Bond period the Insured may submit to the Underwriter
underwriting information for any newly created Hedge Fund.    Within 30 days
of receipt of all underwriting information, the Underwriter will notify the Insured whether or not the newly created Hedge Fund will be exempt from the above exclusion.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 23


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170106B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD               AUTHORIZED
                                                         REPRESENTATIVE

JUNE 30, 2006        JUNE 30, 2006 TO JUNE 30, 2007      /s/ CATHERINE DALTON
===============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in Rider 1, Item 1 of the Declarations, Name of Insured, shall include the following:

      Templeton Asset Management (India) Private Limited
      Franklin Templeton Trustee Services Private Limited
      Franklin Templeton Sealand Fund Management Company

It is further understood and agreed that with respect to any and all Losses involving Templeton Asset Management (India) Private Limited, Templeton Trust Services Private Limited and/or Franklin Templeton Sealand Fund Management Company, the Aggregate Limit of Liability for the Bond Period shall be Twenty Million Dollars ($20,000,000).

It is further understood and agreed that, in the event a Loss occurs with respect to Templeton Asset Management (India) Private Limited, Templeton Trust Services Private Limited or Franklin Templeton Sealand Fund Management Company, the Insurer shall pay the proportionate amount of the Loss equal to Franklin Resources, Inc.'s share of ownership in the same.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 24


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170106B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD               AUTHORIZED
                                                         REPRESENTATIVE

JUNE 30, 2006        JUNE 30, 2006 TO JUNE 30, 2007      /s/ CATHERINE DALTON
===============================================================================

In   consideration  of  the  premium  charged  for  this  Bond,  it  is  hereby understood and agreed that:

1. At the written request of the named Insured, any payment in satisfaction of loss covered by said bond involving money or other Property in which the Pennsylvania State Employees' Retirement System has an interest shall be paid by an instrument issued to that organization and the named Insured as joint loss payees, subject to the following conditions and limitation:

   A. The attached bond is for the sole use and benefit of the named Insured as expressed herein. The organization named above shall not be considered as an Insured under the bond, nor shall it otherwise have any rights or benefits under said bond.

   B. Notwithstanding any payment made under the terms of this rider or the execution of more than one of such similar rider, the amount paid for any one loss occurrence or otherwise in accordance with the terms of this bond shall not exceed the limits of liability as set forth in the Declarations Page.

   C. Nothing  herein  is  intended  to  alter  the  terms,   conditions  and
      limitations of the bond.

2. Should this bond be canceled, reduced, non-renewed or restrictively modified by the Underwriter, the Underwriter will endeavor to give thirty
   (30) days advance notice to the organization named above, but failure to do so shall not impair or delay the effectiveness of any such cancellation, reduction, non-renewal, or restrictive modification, nor shall the Underwriter be held liable in any way.

3. Should this bond be canceled or reduced at the request of the Insured, the Underwriter will endeavor to notify the organization named above of such cancellation or reduction, within 10 business days after receipt of such request, but failure to do so shall not impair or delay the effectiveness of such cancellation or reduction, nor shall the Underwriter be held liable in any way.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 25


-------------------------------------------------------------------------------
INSURED                                                  BOND NUMBER

FRANKLIN RESOURCES, INC.                                 87170106B
-------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD               AUTHORIZED
                                                         REPRESENTATIVE

JUNE 30, 2006        JUNE 30, 2006 TO JUNE 30, 2007      /s/ CATHERINE DALTON
===============================================================================

In   consideration  of  the  premium  charged  for  this  Bond,  it  is  hereby understood and agreed that:

      1.In the event that a loss is covered under more than one bond issued to Franklin Resources, Inc. or any affiliates thereof issued by ICI Mutual Insurance Company, the total liability of ICI Mutual Insurance Company under all implicated bonds in combination shall not exceed the applicable Limit of Liability of the largest of the implicated bonds. In no event shall the applicable Limits of Liability of each of the implicated bonds be added together or otherwise combined to determine the total liability of ICI Mutual Insurance Company.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.










                            CERTIFICATE OF SECRETARY

                 Franklin California Tax-Free Income Fund, Inc.
                       Franklin California Tax-Free Trust
                          Franklin Capital Growth Fund
                         Franklin Custodian Funds, Inc.
                          Franklin Federal Money Fund
                     Franklin Federal Tax-Free Income Fund
                         Franklin Floating Master Trust
                             Franklin Global Trust
                     Franklin Gold and Precious Metals Fund
                           Franklin High Income Trust
                      Franklin Investors Securities Trust
                             Franklin Managed Trust
                              Franklin Money Fund
                      Franklin Municipal Securities Trust
                         Franklin Mutual Recovery Fund
                       Franklin Mutual Series Fund, Inc.
                     Franklin New York Tax-Free Income Fund
                        Franklin New York Tax-Free Trust
                     Franklin Real Estate Securities Trust
                     Franklin Strategic Mortgage Portfolio
                           Franklin Strategic Series
                            Franklin Tax-Free Trust
                         Franklin Tax-Exempt Money Fund
                    Franklin Templeton Fund Allocator Series
                        Franklin Templeton Global Trust
                     Franklin Templeton International Trust
                Franklin Templeton Limited Duration Income Trust
                      Franklin Templeton Money Fund Trust
              Franklin Templeton Variable Insurance Products Trust
                            Franklin Universal Trust
                         Franklin Value Investors Trust
                         Institutional Fiduciary Trust
                          The Money Market Portfolios

I, Karen S. Skidmore,Vice President and Secretary or Assistant Secretary of the above referenced investment companies (each, together with its respective series, a "Fund" or "Trust") hereby certify that the following is a true and correct copy of resolutions duly adopted by the Board of Directors/Trustees of each Fund or Trust, including a majority of the Directors/Trustees who are not "interested persons" of the Fund or Trust, as such term is defined in the Investment Company Act of 1940, at the Regular Meetings of Directors/Trustees of each Fund or Trust held on May 10, 2006 and May 11, 2006, and further certify that said resolutions are in full force and effect in all respects, subject in some cases to final approval by the Board of Directors/Trustees of the minutes of such meetings:

      RESOLVED, that after consideration of the value of the aggregate assets of the Trust to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the Trust's portfolio, among other factors, the existing fidelity bond joint coverage for the Franklin Templeton Group of Funds and Franklin Templeton non-Securities and Exchange Commission ("SEC")
      registered funds in the amount of $210,000,000 obtained with the ICI Mutual Insurance Company under arrangements providing for a specifically allocated priority layer of $175,000,000 coverage for the Trust and other members of the SEC registered Franklin Templeton Group of Funds be continued, subject to ongoing review; and

      FURTHER RESOLVED,  in accordance with the provisions of subparagraph
      (e) of Rule 17g-1 under the Investment Company Act of 1940, and after consideration of the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the joint insured bond, the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to the Trust is less than the premium such Trust would have had to pay if it had provided and maintained a single insured bond, among other factors, the portion of the premium for said Bond to be paid by this Trust, be and it hereby is approved as to amount and shall be the portion of the allocable premiums paid by all covered investment companies constituting the Franklin Templeton Group of Funds equal to the percentage that the Trust's assets represent in respect to assets of all of such covered investment companies in the aggregate; and

      FURTHER RESOLVED, that the existing Amended and Restated Allocation Agreement between the Trust and the other covered persons under the bond relating to the sharing of premiums and division of insurance proceeds in the event of a joint fidelity loss, as required by subparagraph (f) of Rule 17g-1, and reflecting the provisions of said Bond, is hereby approved and continued; and

      FURTHER RESOLVED, that the Secretary or any Assistant Secretary of the Trust be, and he or she hereby is, authorized, empowered and directed to make such filings with the U.S. Securities and Exchange Commission as may be required from time to time pursuant to Rules under the Investment Company Act of 1940.




                                    /s/ Karen L. Skidmore
                                    Karen L. Skidmore
                                    Vice President and Secretary or
                                    Assistant Secretary

Dated:  August 2, 2006










                     CERTIFICATE OF SECRETARY OF

                TEMPLETON GROWTH FUND, INC. ("TGF")

                   TEMPLETON FUNDS, INC. ("TFI")
                   Templeton World Fund ("TWF")
                  Templeton Foreign Fund ("TFF")
         TEMPLETON GLOBAL SMALLER COMPANIES FUND ("TGSCF")
                  TEMPLETON INCOME TRUST ("TIT")
                Templeton Global Bond Fund ("TGBF")
            TEMPLETON DEVELOPING MARKETS TRUST ("TDMT")
           TEMPLETON GLOBAL OPPORTUNITIES TRUST ("TGOT")
           TEMPLETON INSTITUTIONAL FUNDS, INC. ("TIFI")
                   Foreign Equity Series ("FES")
                  Emerging Markets Series ("EMS")
     Franklin Templeton Non-U.S. Core Equity Series ("NUSCES")
             Foreign Smaller Companies Series ("FSCS")
            TEMPLETON GLOBAL INVESTMENT TRUST ("TGIT")
           Templeton International (Ex EM) Fund ("TIF")
 Franklin Templeton Non-U.S. Dynamic Core Equity Fund ("NUSDCEF")
                   Templeton Income Fund (TINCF)
                TEMPLETON CHINA WORLD FUND ("TCWF")
             TEMPLETON EMERGING MARKETS FUND ("TEMF")
               TEMPLETON GLOBAL INCOME FUND ("TGIF")
         TEMPLETON EMERGING MARKETS INCOME FUND ("TEMIF")
                TEMPLETON DRAGON FUND, INC. ("TDF")
                 TEMPLETON DRAGON FUND ("TDF-DST")
       TEMPLETON RUSSIA AND EAST EUROPEAN FUND, INC. ("TRF")


      I, Robert C. Rosselot, Secretary of the above referenced investment companies (each, together with its respective series, a "Fund"), hereby certify that the following is a true and correct copy of resolutions duly adopted by the Board of Directors/Trustees of each Fund, including a majority of the Directors/Trustees who are not "interested persons" of the Fund, as such term is defined in the Investment Company Act of 1940, at the regular meetings of Directors/Trustees of each Fund held on May 11, 2006, and further certify that said resolutions are in full force and effect in all respects, subject to final approval by the Board of Directors/Trustees of the minutes of such meetings:

           RESOLVED, that after consideration of the value of the aggregate assets of each Fund to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in each Fund's portfolio, among other factors, the existing fidelity bond joint coverage for the Franklin Templeton Group of Funds and
           Franklin Templeton non-Securities and
           Exchange Commission ("SEC") registered funds in the amount of $210,000,000 obtained with the ICI Mutual Insurance Company under arrangements providing for a specifically allocated priority layer of $175,000,000 coverage for the Funds and other members of the SEC registered Franklin Templeton Group of Funds be continued, subject to a deductible of $250,000 and ongoing review;
           and it was further

           RESOLVED, in accordance with the provisions of subparagraph (e) of Rule 17g-1 under the Investment Company Act of 1940, and after consideration of the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the joint insured bond, the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to each Fund is less than the premium such Fund would have had to pay if it had provided and maintained a single insured bond, among other factors, the portion of the premium for said Bond to be paid by each Fund, be and it hereby is approved as to the amount and shall be the portion of the allocable premiums paid by all covered investment companies constituting the
           Franklin Templeton Group of Funds equal to the percentage that each Fund's assets represented in respect to assets of all of such covered investment companies in the aggregate; and it was further

           RESOLVED, that the existing Amended and
           Restated Allocation Agreement between the
           Funds and the other covered persons under the Bond, relating to the sharing of premiums and division of insurance proceeds in the event of a joint fidelity loss, as required by subparagraph (f) of Rule 17g-1, and reflecting the provisions of said Bond, is hereby approved and continued; and it was further

           RESOLVED, that the Secretary or any Assistant
           Secretary of the Funds be, and he or she hereby is, authorized, empowered and directed to make such filings with the U.S. Securities and Exchange Commission as may be required from time to time pursuant to Rules under the Investment Company Act of 1940.

           And it was further

           RESOLVED, that the participation by each Fund in the combined ICI Mutual Directors and Officers/Errors and Omissions Liability
           Insurance Policy in conjunction with other members of the Franklin Templeton Group of Funds, Franklin Resources and affiliates and specified Franklin Templeton non-SEC registered funds, is in the best interests of each Fund; and it was further

           RESOLVED, that existing combined ICI Mutual
           Directors and Officers/Errors and Omissions
           Liability Insurance coverage for the Funds and other members of the Franklin Templeton
           Group of Funds, Franklin Resources and
           affiliates and Franklin Templeton non-SEC funds be maintained at the current level of $100,000,000, subject to an increased deductible for indemnified losses to
           $5,000,000 from $1,000,000; and it was further

           RESOLVED, that the current layer of
           $50,000,000 coverage available solely for the benefit of the Independent Directors/Trustees of the funds within the Franklin Templeton
           Group of Funds as well as the additional
           $10,000,000 coverage under the "Independent
           Directors Safety Net Insurance Program"
           provided under the combined ICI Mutual
           Directors and Officers/Errors and Omissions
           Liability Insurance, in addition to the
           current $100,000,000 aggregate coverage be maintained; and it was further

           RESOLVED, that the proposed allocation to each Fund of the premium for such policy as presented to the meeting be and hereby is approved as being fair and reasonable, based upon each Fund's proportionate share of the sum of the premiums that would have been paid if such insurance coverage were purchased separately by the insured parties, and in compliance with the provisions of Rule
           17d-1(d)(7) under the Investment Company Act of 1940.



                               /s/ Robert C. Rosselot
                               Robert C. Rosselot
                               Secretary

DATED:  July 24, 2006





          FRANKLIN TEMPLETON GROUP OF FUNDS IN THE USA

                      ICI MUTUAL ALLOCATION

         POLICY PERIOD OF JUNE 30, 2006 TO JUNE 30, 2007

                                                                                     BOND
                                                     TOTAL NET ASSETS AS          PREMIUM
FUND NAME OF INSURED                                  OF JUNE 30, 2000         ALLOCATION
-----------------------------------------------------------------------------------------

 21   Franklin Floating Rate Master Series............$   1,129,313,864        $    3,577

132   Franklin Gold & Precious Metals Fund................1,195,058,138             3,785

134   Franklin Capital Growth Fund........................1,477,979,443             4,682


    FRANKLIN HIGH INCOME TRUST (1)

105   AGE High Income Fund ...............................2,688,567,602             8,516


    FRANKLIN CUSTODIAN FUNDS, INC. (5)

106    Franklin Growth Fund  .............................2,337,634,272             7,405

107    Franklin Utilities Fund  ..........................2,440,226,303             7,730

108    Franklin DynaTech Fund  .............................682,119,562             2,161

109    Franklin Income Fund  ............................42,977,930,069           136,136

110    Franklin US Government Securities Fund ............6,564,654,347            20,794


112    Franklin California Tax-Free Income Fund, Inc.....13,287,381,769            42,089

115    Franklin New York Tax-Free Income Fund.............4,808,672,298            15,232

116    Franklin Federal Tax-Free Income Fund .............7,034,951,992            22,284


    FRANKLIN TAX-FREE TRUST (25)

118    Franklin Massachusetts Insured Tax-Free Income Fund  500,438,610             1,585

119    Franklin Michigan Insured Tax-Free Income Fund  ...1,389,082,103             4,400

120    Franklin Minnesota Insured Tax-Free Income Fund  ....581,866,023             1,843

121    Franklin Insured Tax-Free Income Fund .............1,943,491,642             6,156

122    Franklin Ohio Insured Tax-Free Income Fund ........1,093,172,577             3,463

123    Franklin Double Tax-Free Income Fund ................428,972,797             1,359

126    Franklin Arizona Tax-Free Income Fund ...............950,694,414             3,011

127    Franklin Colorado Tax-Free Income Fund ..............433,711,862             1,374

128    Franklin Georgia Tax-Free Income Fund ...............251,489,978               797

129    Franklin Pennsylvaina Tax-Free Income Fund...........846,601,678             2,682

130    Franklin High Yield Tax-Free Income Fund ..........5,963,187,114            18,889

154    Franklin Federal Limited Term Tax-Free Income.....    21,738,253                69

160    Franklin Missouri Tax-Free Income Fund ..............630,555,522             1,997

161    Franklin Oregon Tax-Free Income Fund.................710,360,277             2,250

163    Franklin Virginia Tax-Free Income Fund ..............529,251,384             1,676

164    Franklin Alabama Tax-Free Income Fund ...............268,162,652               849

165    Franklin Florida Tax-Free Income Fund .............1,710,925,918             5,419

166    Franklin Connecticut Tax-Free Income Fund  ..........326,861,776             1,035

168    Franklin Louisiana Tax-Free Income Fund  ............216,058,132               684

169    Franklin Maryland Tax-Free Income Fund  .............438,950,903             1,390

170    Franklin North Carolina Tax-Free Income Fund  .......643,827,484             2,039

171    Franklin New Jersey Tax-Free Income Fund  .........1,120,471,301             3,549

172    Franklin Kentucky Tax-Free Income Fund  .............132,646,317               420

174    Franklin Federal Intermediate-Term
       Tax-Free Income Fund.................................571,140,143             1,809

178    Franklin Florida Insured Tax-Free Income Fund  ......166,670,719               528


    FRANKLIN CALIFORNIA TAX-FREE TRUST (4)

124    Franklin Calif. Insured Tax-Free Income Fund  .....1,954,307,944             6,190


125    Franklin Calif. Tax-Exempt Money Fund  ..............612,511,805             1,940

152    Franklin Calif. Intermediate-Term Tax-Free
       Income Fund..........................................489,242,042             1,550

155    Franklin Calif. Limited Term Tax-Free Income
       Fund..................................................11,120,445                35


    FRANKLIN NEW YORK TAX-FREE TRUST (4)

131    Franklin New York Tax -Exempt Money Fund..............62,183,529               197

153    Franklin New York Intermediate-Term Tax-Free
       Income Fund..........................................231,162,689               732

156    Franklin New York Limited Tax-Free Income Fund. .......8,707,347                28

181    Franklin New York Insured Tax-Free Income Fund  .....362,481,829             1,148


    FRANKLIN GLOBAL TRUST (9)

 60    Fiduciary European Smaller Companies Fund.............35,846,465               114

 64    Fiduciary  Large Capitalization Growth and
       Income Fund...........................................92,628,681               293

 66    Fiduciary Small Capitalization Equity Fund............40,051,725               127

 67    Franklin Templeton High Income Fund................... 7,059,954                22

664    Franklin Templeton Core Plus Fixed Income Fund........98,836,871               313

667    Franklin Templeton Core Fixed Income Fund...........  20,037,384                63

681    Franklin Intl Smaller Co. Growth Fund.................47,557,614               151

699    Franklin Templeton Emerging Market Debt
       Opportunities Fund.....................................6,470,660                20

495    Franklin Global Real Estate Fund.......................5,250,672                17


    FRANKLIN INVESTORS SECURITIES TRUST (8)

136    Franklin Limited Maturity U.S. Govt
       Securities Fund .....................................244,563,086               775

137    Franklin Convertible Securities Fund.................927,139,772             2,937

138    Franklin Adjustable U.S. Government Secs Fund  ......442,925,911             1,403

139    Franklin Equity Income Fund..........................901,339,086             2,855

401    Franklin Low Duration Total Return Fund...............10,240,547                32

423    Franklin Real Return Fund..........................  .48,714,804               154

460    Franklin Total Return Fund...........................639,839,677             2,027

489    Franklin Floating Rate Daily Access Fund...........2,336,692,843             7,402


    FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (22)

714    Franklin Zero-Coupon Fund - 2010.....................121,471,893               385

715    Templeton Global Asset Allocation Fund...............316,328,572             1,002

717    Templeton Developing Markets Securities Fund.......1,438,028,039             4,555

719    Templeton Foreign Securities Fund..................3,070,710,439             9,727

721    Franklin Large Cap Growth Securities Fund............653,290,525             2,069

723    Franklin Small Mid-Cap Growth Fund.................1,308,120,542             4,144

728    Franklin Large Cap Value Securities  Fund.............15,484,484                49

729    Franklin Flex Cap Growth Securities  Fund.............50,995,416               162

739    Templeton Growth Securities Fund  .................2,578,678,974             8,168

741    Templeton Global Income Securities Fund..............187,640,491               594

743    Mutual Shares Securities Fund......................4,228,353,541            13,394

745    Franklin Money Market Fund  ..........................42,860,133               136

753    Mutual Discovery Securities Fund...................1,147,184,591             3,634

755    Franklin Global Communications Securities Fund.......187,205,559               593

767    Franklin Growth & Income Securities Fund.............690,114,251             2,186

769    Franklin Income Securities Fund  ..................4,032,013,866            12,772

771    Franklin Real Estate Fund  ........................1,495,933,237             4,738

773    Franklin Rising Dividends Securities Fund..........1,867,977,646             5,917
-
775    Franklin Small Cap Value Securities Fund.......... 1,174,113,604             3,719

777    Franklin High Income Fund............................211,661,052               670

779    Franklin Strategic Income Securities  Fund......... .810,123,607             2,566
-
781    Franklin U.S. Gov't Fund  ...........................558,795,047             1,770


    FRANKLIN MUNICIPAL SECURITIES TRUST (2)

175    Franklin CA High Yield Municipal Fund  ............1,304,360,161             4,132

420    Franklin TN Municipal Bond Fund  ....................148,868,888               472

    FRANKLIN MANAGED TRUST (1)

158    Franklin Rising Dividends Fund.....................2,473,890,548             7,836


    FRANKLIN TEMPLETON LIMITED DURATION INCOME TRUST (1)

472    Franklin Templeton Limited Duration Income Trust.....371,401,819             1,176


    FRANKLIN TEMPLETON INTERNATIONAL TRUST (2)

191    Templeton Foreign Smaller Companies Fund.............401,856,035             1,273

467    Templeton Global Long - Short Fund...................158,494,127               502


    FRANKLIN STRATEGIC SERIES (12)

180    Franklin Flex Cap Growth Fund  ....................2,818,203,456             8,927

194    Franklin Strategic Income Fund  ...................1,522,428,124             4,822

197    Franklin Global Communications Fund...................75,058,749               238

198    Franklin Small-Mid Cap Growth Fund  ...............7,504,666,897            23,772

199    Franklin Global Healthcare Fund  ....................138,316,856               438

402    Franklin Biotechnology Discovery Fund  ..............461,703,866             1,462

403    Franklin Natural Resources Fund......................493,244,477             1,562

404    Franklin U.S. Long-Short Fund.........................40,386,873               128

462    Franklin Aggressive Growth Fund......................226,396,871               717

463    Franklin Technology Fund..................            48,241,957               153

465    Franklin Small Cap Growth Fund II..................1,193,817,063             3,782

483    Franklin Blue Chip Fund  ............................208,860,852               662


    FRANKLIN VALUE INVESTORS TRUST (5)

150    Franklin Balance Sheet Investment Fund.............5,045,711,219            15,983

189    Franklin MicroCap Value Fund.........................482,767,739             1,529

422    Franklin MidCapValue Fund.............................39,870,806

480    Franklin Large Cap Value Fund........................256,705,336               813

482    Franklin Small Cap Value Fund......................1,074,515,557             3,404

  2    Franklin Universal Trust  ...........................190,040,106               602

111    Franklin Money Fund ...............................1,692,994,788             5,363

113    Franklin Federal Money Fund...........................93,824,453               297

114    Franklin Tax-Exempt Money Fund   ....................181,718,595               576

157    Franklin Strategic Mortgage Portfolio  ..............293,871,087               931

192    Franklin Real Estate Securities Trust .............1,051,592,467             3,331

193    Franklin Stable Value Fund...........................226,655,435               718


    FRANKLIN TEMPLETON MONEY FUND TRUST (1)

311    Franklin Templeton Money Fund ...............   .....144,556,665               458


    INSTITUTIONAL FIDUCIARY TRUST (4)

140    Money Market Portfolio  ...........................2,994,692,099             9,486

149    Franklin Cash Reserves Fund  ........................142,039,302               450

440    Franklin Structured Large Cap Growth Equity Fund  .....2,882,875                 9

441    Franklin Structured Large Cap Core Equity Fund ........3,203,297                10


    FRANKLIN TEMPLETON FUND ALLOCATOR SERIES (6) (FTFAS)

185    Franklin Templeton Perspectives Allocation Fund......208,264,223               660

470    Franklin Templeton Corefolio Allocation Fund.........618,881,959             1,960

481    Franklin Templeton Founding Funds Allocation
       Fund...............................................8,629,552,062            27,335

484    Franklin Templeton Conservative Target Fund..........263,389,426               834

485    Franklin Templeton Moderate Target Fund..............525,224,589             1,664

486    Franklin Templeton Growth Target Fund............  ..423,184,632             1,340


    THE MONEY MARKET PORFOLIOS (2) (TMMP)

184    Money Market Portfolio  ...........................4,970,667,136            15,745

186    US Gov't Secs Money Mkt Portfolio  ...................93,640,621               297


    FRANKLIN TEMPLETON GLOBAL TRUST (1)

412    F/T - Hard Currency Fund  ...........................319,904,118             1,013


    TEMPLETON FUNDS, INC. (2)

102    Templeton World Fund ..............................8,877,210,624            28,119

104    Templeton Foreign Fund ...........................18,618,218,903            58,975


471    Franklin Mutual Recovery Fund........................256,173,450               811


    TEMPLETON FUNDS, INC. (5)

101    Templeton Growth Fund, Inc. ......................29,991,027,644            94,999

103    Templeton Global Smaller Companies Fund............1,238,649,865             3,924

188    Templeton China World Fund.....................      609,803,516             1,932

415    Templeton Global Opportunities Trust.................439,335,469             1,392

711    Templeton Developing Markets Trust ................5,081,517,720            16,096


    TEMPLETON INCOME TRUST (1)

406 Templeton Global Bond Fund............................2,492,775,261             7,896


    TEMPLETON GLOBAL INVESTMENT TRUST  (4)

419    Templeton International Fund..........................84,789,205               269

425    Templeton Income Fund................................168,875,260               535

652    Franklin Templeton Non U.S. Dynamic Core
       Equity Fund............................................3,080,726                10

405    Templeton BRIC Fund..............   ..................20,172,089                64


    TEMPLETON INSTITUTIONAL FUNDS, INC. (4)

454    Foreign Equity Series............................  6,323,102,090            20,029

456    Emerging Markets Series............................2,801,483,246             8,874

458    Foreign Smaller Companies Series.....................142,743,175               452

459    Franklin Templeton Non-U.S. Core Equity Serires........3,155,552                10

911    Templeton Emerging Markets Fund .....................351,098,096             1,112

946    Templeton Global Income Fund..................... .1,149,986,865             3,643

337    Templeton Russia & Eastern European Fund, Inc........279,511,615               885

555    Templeton Emerging Markets Income Fund...............662,014,351             2,097

581    Templeton Dragon Fund, Inc...........................859,024,708             2,721


    FRANKLIN MUTUAL SERIES FUND INC. (6)

474    Mutual Shares Fund................................17,694,822,207            56,050

475    Mutual Qualified Fund............................. 5,113,814,387            16,198

476    Mutual Beacon Fund.................................6,227,657,740            19,727

477    Mutual Discovery Fund.............................10,274,325,932            32,545

478    Mutual European Fund ..............................2,005,778,578             6,353

479    Mutual Financial Services Fund.......................871,207,082             2,760


    TOTAL                                             $ 316,520,721,696        $ 1,002,604


    TOTAL ANNUAL PREMIUM FOR USA                                               $ 1,432,292

    PREMIUM ALLOCATED TO FUNDS                                                 $ 1,002,604



                                                                              ICI DOMESTIC
                CORPORATE ENTITIES FOR FUNDS                                          BOND
                ----------------------------                                  ------------

    Franklin Advisors Services, LLC                      13,813,475,798             15,176

    Franklin Advisers, Inc.                             173,583,574,196            190,703

    Franklin Investment Advisory Services LLC             2,337,634,272              2,568

    Franklin Mutual Advisors LLC                         45,485,870,626             49,972

    Templeton Asset Management, Ltd.                     10,979,327,534             12,062

    Templeton Global Advisors Limited                    29,174,949,416             32,052

    Templeton Investment Counsel, LLC                    40,954,440,421             44,994

    Franklin Templeton Alternative Strategies, Inc.           6,236,278                  7



                                                                                       BOND
FUND NAME OF INSURED                                    TOTAL NET ASSETS            PREMIUM
                                                        AS OF JUNE 30, 2006      ALLOCATION
-------------------------------------------------------------------------------------------
    Fiduciary International Inc.                            173,491,823                 191

    Franklin Templeton Institutional LLC                      5,250,672                   6

    Franklin Templeton Investment Management, Limited         6,470,660                   7

                                                        316,520,721,696



          CORPORATE ENTITIES FOR SEPARATE ACCOUNTS

    Fiduciary Trust International of Delaware            43,080,672,171              47,329

    Franklin Advisers, Inc.                               2,882,473,402               3,167

    Franklin Mutual Advisors, LLC.                           90,675,326                 100

    Franklin Templeton Alternative Strategies Inc.          179,204,683                 197

    Franklin Templeton Institutional LLC                     96,608,695                 106

    Templeton Asset Management, Ltd.                      1,900,940,913               2,088

    Templeton Global Advisors, Ltd.                       3,467,187,994               3,809

    Templeton Investment Counsel, LLC                    16,846,815,020              18,508

    Templeton Portfolio Advisors                          6,049,292,796               6,646

                                                         74,593,871,001

    TOTAL                                             $ 391,114,592,697        $    429,688

    PREMIUM ALLOCATED TO ADVISERS                                              $    429,688






                   AMENDED AND RESTATED ALLOCATION AGREEMENT

This Amended and Restated Allocation Agreement ("Agreement") is made as of the 8th day of September, 2006, by and among the U.S. Funds listed on Schedule A (hereafter collectively referred to as the "U.S. Funds") and the Non-U.S. Funds on Schedule B (hereafter collectively referred to as the "Non-U.S. Funds") and the Non-Funds on Schedule C (hereafter collectively referred to as the "Non-Funds"). The U.S. Funds and Non-U.S. Funds are hereafter collectively referred to as the "Funds". The entities listed on Schedules A, B & C herein collectively referred to as the "Insured."

THIS AGREEMENT is entered into under the following circumstances:

      A. Section 17(g) of the Investment Company Act of 1940 (the "Act") provides that the Securities and Exchange Commission ("SEC") is authorized to require that the officers and employees of registered management investment companies be bonded against larceny and embezzlement, and the SEC has promulgated rules and regulations dealing with this subject ("Rule 17g-1");

      B. The Insureds are named as joint insureds under the terms of certain bonds or policies of insurance which insure against larceny and embezzlement of officers and employees;

      C. A majority of those members of the Board of Directors/Trustees of each of the U.S. Funds, who are not "interested persons" are defined by Section 2(a) (19) of the Act, have given due consideration to all factors relevant to the form, amount and apportionment of premiums and recoveries on such joint insured bonds and each such Board of Directors/Trustees of each Fund has approved the term and amount of bonds, the portion of the premium payable by that party, and the manner in which recovery of said bonds, if any, shall be shared by and among the parties hereto as hereinafter set forth; and

      D. The Insureds now desire to enter into the agreement required by Rule 17g-1(f) to establish the manner in which payment of premiums and recovery on said fidelity bonds, if any, shall be shared.

NOW, THEREFORE, IT IS HEREBY AGREED by and among the parties as follows:

      1.   PAYMENT OF PREMIUMS:

           The premium shall be allocated between the Insured in accordance with the requirements of 17g-1 (e). The portion of the premium which is allocated to the Funds shall be divided among the Funds as follows: Each Fund shall pay that percentage of each premium when due under the bonds which is derived by a fraction, (i) the denominator of which is the total assets of all of the Funds combined at the time any premium is due, and (ii) the numerator of which is the total assets of each of the Funds individually at the time any premium is due.

      2.   ALLOCATION OF RECOVERIES:

           (a) If more than one of the parties hereto is damaged in a single loss for which recovery is received under the bonds, each such party shall receive that portion of the recovery which represents the loss sustained by that party, unless the recovery is inadequate fully to indemnify each such party sustaining a loss.

           (b) If the recovery is inadequate fully to indemnify each such party sustaining a loss, the recovery shall be allocated among such parties in the following order:

                (i) Each Insured sustaining a loss shall be allocated an amount equal to the lesser of its actual loss or an amount in the proportion that each such Insured's last payment of premium bears to the sum of the last such premium payments of all such Insureds, except that if this allocation would result in any U.S. Fund, including those Fund(s) created during the policy term that have paid no premium as provided for in paragraph 4 of this Agreement, receiving less than the minimum amount of bond which would be required to be maintained by such party under a single insured bond (determined as of the time of the loss) in accordance with the provision of Rule 17g-1(d)(1), then first from the share allocated to the non-U.S. Funds and non-Funds, sufficient monies shall be re-allocated to the U.S. Funds to bring the share of each U.S. Fund up to the minimum amount of bond which would be required to be maintained by such party under a single insured bond (determined as of the time of the loss). To the extent this reallocation from non-U.S. Funds and non-Funds to U.S. Funds is still insufficient to bring the share of each U.S. Fund up to the minimum amount of bond which would be required, then second from the share allocated to U.S. Funds sufficient monies will be reallocated to the U.S. Funds to bring the share of each U.S. Fund up to minimum amount of bond which would be required to be maintained by such party under a single insured bond (determined as of the time of loss). The basis of each reallocation from non-U.S. Funds and non-Funds to U.S. Funds shall be the proportion that each such non-U.S. Fund's and non-Fund's last payment of premium bears to the sum of the last such premium payments of all such non-U.S. Funds and non-Funds. The basis of such reallocation from U.S. Funds to U.S. Funds shall be the proportion that each such U.S. Fund's last payment of premium bears to the last such premium payments of all such U.S. Funds.

                (ii) The remaining  portion of the proceeds  shall be allocated to each party sustaining a loss not fully covered by the allocation under subparagraph (i) in the proportion that each such party's last payment of premium bears to the sum of the last such premium payment of all such parties. If such allocation would result in any party sustaining a loss receiving a portion of the recovery in excess of the loss actually sustained by such party, the aggregate of each excess portions shall be allocated among the other parties whose losses would not be fully indemnified in the same portion of each such party's last payment of premium bears to the sum of the last such premium payments of all parties entitled to receive a share of the excess. Any allocation in excess of a loss actually sustained by any such party shall be reallocated in the same manner.

      3.   OBLIGATION TO MAINTAIN MINIMUM COVERAGE:

           Each of the U.S. Funds represents and warrants to each of the other parties hereto that the minimum amount of coverage required of it by Rule 17g-1 as of the date hereof is as reflected in the schedule attached hereto. Each of the U.S. Funds agrees that it will determine, no less often than at the end of each calendar quarter, the minimum amount of coverage which would be required of it by Rule 17g-1 (d)(1) if a determination with respect to the adequacy of the coverage were currently being made. In the event that the total amount of the minimum coverages thus determined exceeds the total amount of coverage of then effective bonds, the Boards of each of the U.S. Funds will be notified and will determine whether it is necessary or appropriate to increase the total amount of coverage of the bonds to an amount not less than the total amount of such minimums, or to secure such excess coverage for one or more of the parties hereto, which, when added to the total coverage of the bonds, will equal an amount not less than the total amount of such minimums. Unless a U.S. Fund elects to terminate this Agreement (pursuant to paragraph 4) and its participation in the joint-insured bonds, each Fund agrees to pay its fair (taking into account all of the then existing circumstances) portion of the new or additional premium.

      4.   The  parties  agree that  during the policy  term any newly  created
           Fund(s) or non-Fund(s) can be added as joint Insured on said fidelity bonds. The newly created Insured will not be required to pay any premium during the current policy term, unless, pursuant to paragraph 3 of this Agreement, an increase in the total amount of coverage is required. The newly created Insured agrees to pay its proportionate share of any new or additional premium, as outlined in paragraph 3 to this Agreement, and to be bound by all other terms and conditions of this Agreement.

      5. This Agreement shall apply to the present fidelity bond coverage and any renewal or replacement thereof and shall continue until terminated by any party hereto upon the giving of not less than sixty days notice to the other parties hereto in writing.

      6. The parties hereby agree that the proper officers of the Insured are authorized to execute this Agreement, and any amendments thereto reflect newly created Insured, on behalf of the parties to this Agreement.

      7. This Agreement may be executed simultaneously in two or more counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

Franklin California Tax-Free Income Fund, Inc.
Franklin California Tax-Free Trust
Franklin Capital Growth Fund
Franklin Custodian Funds, Inc.
Franklin Federal Money Fund
Franklin Federal Tax-Free Income Fund
Franklin Floating Rate Master Trust
Franklin Global Trust
Franklin Gold and Precious Metals Fund
Franklin High Income Trust
Franklin Investors Securities Trust
Franklin Managed Trust
Franklin Money Fund
Franklin Municipal Securities Trust
Franklin Mutual Recovery Fund
Franklin Mutual Series Fund, Inc.
Franklin New York Tax-Free Income Fund
Franklin New York Tax-Free Trust
Franklin Real Estate Securities Trust
Franklin Strategic Mortgage Portfolio
Franklin Strategic Series
Franklin Tax-Free Trust
Franklin Tax-Exempt Money Fund
Franklin Templeton Fund Allocator Series
Franklin Templeton Global Trust
Franklin Templeton International Trust
Franklin Templeton Limited Duration Income Trust
Franklin Templeton Money Fund Trust
Franklin Templeton Variable Insurance Products Trust
Franklin Universal Trust
Franklin Value Investors Trust
Institutional Fiduciary Trust
The Money Market Portfolios
Templeton Growth Fund, Inc.
Templeton Funds, Inc.
Templeton Global Smaller Companies Fund
Templeton Income Trust
Templeton Developing Markets Trust
Templeton Global Opportunities Trust
Templeton Institutional Funds, Inc.
Templeton Global Investment Trust
Templeton China World Fund
Templeton Emerging Markets Fund
Templeton Global Income Fund
Templeton Emerging Markets Income Fund
Templeton Dragon Fund, Inc.
Templeton Dragon Fund
Templeton Russia and East European Fund, Inc.
Bank of China (Hong Kong) Guaranteed Fund
Franklin India Smaller Companies Fund (FISCF)
Franklin India Taxshield 96
Franklin India Taxshield 97
Franklin India Taxshield 98
Franklin India Taxshield 99
Franklin Templeton Fixed Tenure - Series II - 60 Months Plan Franklin Templeton Fixed Tenure Fund - Series 1
Franklin Templeton Fixed Tenure Fund - Series III - 36 Month Franklin Templeton Fixed Tenure Fund - series V - 13 months
Franklin Templeton Fixed Tenure Fund- Series IV - 60 Months
Franklin Templeton Korea-China Hybrid Fund 2
Franklin Templeton Korea-China Hybrid Fund 3
Franklin Templeton Private Placed Hybrid Fund 5 (5771)
Franklin Templeton Separate Taxation Hybrid Bond 1
Franklin Templeton Shinjong Separate Taxation Hybrid Series
Templeton Asia Fund
Templeton Global Growth Australian
Templeton Growth Long Term 1
Templeton Private Placed Bond Fund B-1 (4814)
Templeton Private Placed Bond Fund B-10 (4823)
Templeton Private Placed Bond Fund B-11 (4824)
Templeton Private Placed Bond Fund B-12 (4825)
Templeton Private Placed Bond Fund B-13 (4826)
Templeton Private Placed Bond Fund B-14 (4827)
Templeton Private Placed Bond Fund B-2 (4815)
Templeton Private Placed Bond Fund B-3 (4816)
Templeton Private Placed Bond Fund B-4 (4817)
Templeton Private Placed Bond Fund B-7 (4820)
Templeton Private Placed Bond Fund B-8 (4821)
Templeton Private Placed Bond Fund B-9 (4822)
Templeton Separate Tax Government Bond A-2
Templeton Separate Tax Government Bond B-1
Templeton Separate Tax Government Bond B-2
Templeton Separate Tax Government Bond B-3
Templeton Separate Tax Government Bond B-4
Templeton Separate Tax Hybrid A-1
Templeton Shinjong Separate Taxation Hybrid Fund A-2 (5966) Templeton Shinjong Separate Taxation Series B5 (4805)
Templeton Retirement Equity Trust Fund
Franklin Templeton European Real Estate Fund of Funds
Templeton Emerging Markets Investment Trust
Bradesco Templeton Fundo De Valor E Liquidez Fia
Bradesco Templeton Fundo De Valor E Liquidez Fia 2
Columbus Growth Open-End Equity 1
Fiduciary Global Bond Fund
Franklin MPF US Equity Fund
Franklin Automatic Rebalancing Equity Fund (5999)
Franklin Equity Fund 1 (5989)
Franklin Floating Rate Fund PLC
Franklin FMCG Fund
Franklin India Balanced Fund (FIBF)
Franklin India Bluechip Fund
Franklin India Flexi Cap Fund
Franklin India Growth Fund
Franklin India Index Fund (FIIF)
Franklin India Index Tax Fund
Franklin India International Fund
Franklin India Prima Fund
Franklin India Prima Plus
Franklin India Taxshield
Franklin Infotech Fund
Franklin Internet Opportunities Fund
Franklin Pharma Fund
Franklin Private Placement Balanced Fund (6301)
Franklin Templeton Balanced Fund
Franklin Templeton Balanced Fund of Funds (6105)
Franklin Templeton Frontier Emerging Markets Debt Fund
Franklin Templeton Global Equity Fund of Funds (6005)
Franklin Templeton Global Private Placed Fund Of Funds 1 (62 Franklin Templeton Income Hybrid Fund 1 (5968)
Franklin Templeton Japan Equity Growth Fund
Franklin Templeton Japan Master Fund
Franklin Templeton Japan P(Private Placement) Mother Fund
Franklin Templeton MPF Japan Equity Fund
Franklin Templeton Pe Ration Fund
Franklin Templeton Private Placed Bond Fund 8 (4813)
Franklin Templeton Private Placed Bond Fund 9 (4710)
Franklin Templeton Private Placed Bond Fund Series 1 (4805)
Franklin Templeton Private Placed Hybrid Fund 6 (5772)
Franklin Templeton Private Placed Hybrid Fund 7 (5773)
Franklin Templeton Private Placed Hybrid10 (5861)
Franklin Templeton Private Placed Hybrid11 (5862)
Franklin Templeton Private Placed Hybrid8 (5898)
Franklin Templeton Shinjong Separate Taxation Hybrid Series
Franklin Templeton US Government Securities II Ltd
FT India Life Stage 40S Fund
FT India Life Stage 50S Fund
FT India Index Fund BSE Sensex Plan
FT India Life Stage 20S Fund
FT India Life Stage 30S Fund
FT India Life Stage 50S Plus Fund - Floating Rate Plan
FT India Monthly Income Plan A
FTF - Asian Equity Fund
FTF - China Fund
FTF - Emerging Markets Fund
FTF - European Equity Fund
FTF - Franklin High Yield Bond Fund
FTF - Franklin Life Sciences Discovery Fund
FTF - Franklin U.S. Aggressive Growth Fund
FTF - Franklin U.S. Government Fund
FTF - Franklin Income Fund
FTF - Global Balanced Fund
FTF - Global Bond Fund
FTF - Global Equity Fund
FTF - Global Equity Income Fund
FTF - Global Smaller Companies Fund
FTF - Japan Fund
FTF - Korea Fund
FTF - Mutual Beacon Fund
FTF - Thailand Fund
G-1 Santa Claus 98 Short Term Bond Fund 1 (425a)
One Million Job Equity 1 (Korea)
Santa Claus Customized Institutional Bond Fund 1 (4371)
Santa Claus Long Term Bond Fund 4 (4303)
Santa Claus Long Term Bond Fund 5 (4304)
Santa Claus New High Yield D 12-1 (5801)
Santa Claus New High Yield D 6-1 (5811)
Santa Claus New Long Term Bond Fund 1 (4311)
Templeton 98 Short Term Bond Fund 1
Templeton Balanced 20 Bond Hybrid Fund 1 (5987)
Templeton Balanced 30 Bond Hybrid Fund 1
Templeton Balanced 50 Equity Hybrid Fund 2 (5985)
Templeton Balanced Equity 1 (Korea)
Templeton Best Govt Bond A-1
Templeton Best Sinjong MMF A-1
Templeton Diamond Bond Fund 1
Templeton Equity 1 (Korea)
Templeton Floating Rate Income Fund - Long Term (TFIF)
Templeton Floating Rate Income Fund (TFIF)
Templeton Global Bond B-1 A
Templeton Global Smaller Companies Fund (AUS$)
Templeton Global Trust Fund
Templeton Gold Government Bond Fund 1
Templeton Gold Growth Equity 1 (Korea)
Templeton Gold RSP Bond B-1
Templeton Gold RSP Equity Fund 1 (5991)
Templeton Gold RSP Hybrid Fund B-1
Templeton Growth Equity Fund 1 (Korea)
Templeton Growth Equity Fund 2 (Korea)
Templeton Growth Equity Fund 3 (Korea) (5223)
Templeton Growth Equity Fund 6 (Korea) (5224)
Templeton Hybrid Fund 1 (5965)
Templeton India Children's Asset Plan
Templeton India Children's Asset Plan - Gift
Templeton India Equity Fund
Templeton India Government Securities Fund
Templeton India Government Securities Fund Treasury Plan
Templeton India Government Securities Long Term Portfolio
Templeton India Growth Fund
Templeton India Income Builder Account Plan A
Templeton India Income Fund
Templeton India Liquid Plus Fund
Templeton India Money Market Account
Templeton India Pension Plan
Templeton India Short-Term Income Plan
Templeton India Treasury Management Account
Templeton Long Term Housing Plan Hybrid Fund 1 (5992)
Templeton Monthly Income Plan - Half Yearly Dividend and Growth Plan Templeton Monthly Income Plan - Monthly and Quarterly Dividend Plan Templeton MPF - Asian Balanced Fund
Templeton MPF - Global Bond Fund
Templeton MPF - Global Equity Fund
Templeton MPF Asian Pacific Equity Fund
Templeton MPF European Equity Fund
Templeton MPF Hong Kong Value Fund
Templeton Private Placed Equity Series Fund 10 (5781)
Templeton Private Placed Equity Series Fund 9 (5899)
Templeton Shinjong Separate Taxation Government Bond Series Templeton Shinjong Separate Taxation Hybrid A-3 (5993)
Vision 21C Templeton Growth Equity 1 (Korea)
Bissett All Canadian Focus Corporate Class
Bissett All Canadian Focus Fund
Bissett Bond Corporate Class
Bissett Bond Fund
Bissett Canadian Balanced Fund
Bissett Canadian Equity Corporate Class
Bissett Canadian Equity Fund
Bissett Canadian Short Term Bond
Bissett Dividend Income Fund
Bissett Income Fund
Bissett Income Trust Fund
Bissett Income Trust Trust & Dividend Fund
Bissett International Equity Fund
Bissett Large Cap Fund
Bissett Microcap Fund
Bissett Multinational Growth Corporate Class
Bissett Multinational Growth Fund
Bissett Small Cap Corporate Class
Bissett Small Cap Fund
Franklin Flex Cap Growth Corporate Class
Franklin Flex Cap Growth Fund - Canada
Franklin High Income Fund
Franklin Japan Corporate Class
Franklin Strategic Income Fund
Franklin Technology Corporate Class
Franklin Technology Fund - Canada
Franklin Templeton Global Growth Corporate Class Portfolio
Franklin Templeton Balanced Growth Corporate Class Portfolio Franklin Templeton Balanced Growth Portfolio
Franklin Templeton Balanced Income Corporate Class Portfolio Franklin Templeton Balanced Income Portfolio
Franklin Templeton Canadian Growth Corporate Class Portfolio Franklin Templeton Canadian Growth Portfolio
Franklin Templeton Canadian Small Cap Fund
Franklin Templeton Diversified Income Corporate Class Portfolio Franklin Templeton Diversified Income Portfolio
Franklin Templeton Global Growth Portfolio
Franklin Templeton Growth Corporate Class Portfolio
Franklin Templeton Growth Portfolio
Franklin Templeton Maximum Growth Corporate Class Portfolio
Franklin Templeton Maximum Growth Portfolio
Franklin Templeton Money Market Corporate Class
Franklin Templeton Money Market Fund
Franklin Templeton Treasury Bill Fund
Franklin Templeton US Money Market Corporate Class
Franklin Templeton US Money Market Fund - Canada
Franklin Templeton US Rising Dividend Corporate Class
Franklin Templeton US Rising Dividends Fund
Franklin U.S. Large Cap Growth Corporate Class
Franklin U.S. Small-Mid Cap Growth Corporate Class
Franklin U.S. Small-Mid Cap Growth Fund
Franklin US Large Cap Growth Fund - Canada
Franklin World Growth Corporate Class
Franklin World Growth Fund
Franklin World Health Sciences & Biotech Fund - Canada
Franklin World Health Sciences and Biotech Corporate Class
Franklin World Telecom Corporate Class
Franklin World Telecom Fund - Canada
Mutual Beacon Corporate Class
Mutual Beacon Fund - Canada
Mutual Beacon Guaranteed Investment Fund
Mutual Discovery Corporate Class
Mutual Discovery Fund
Templeton Balanced Fund
Templeton BRIC Corporate Class
Templeton Canada Global Bond Fund
Templeton Canadian Asset Allocation Fund
Templeton Canadian Balanced Guaranteed Inv Fund
Templeton Canadian Stock Corporate Class
Templeton Canadian Stock Fund
Templeton Canadian Stock Guaranteed Inv Fund
Templeton Emerging Markets (Canada) Fund
Templeton Emerging Markets Corporate Class
Templeton European Corporate Class
Templeton Global Balanced Fund
Templeton Global Income Fund
Templeton Global Smaller Companies Corporate Class
Templeton Global Smaller Companies Fund
Templeton Growth Corporate Class
Templeton Growth Fund, Ltd.
Templeton Growth Guaranteed Investment Fund
Templeton International Stock Corporate Class
Templeton International Stock Fund
Templeton Internat'l Stock Guaranteed Inv Fund
Templeton Treasury Bill Guaranteed Investment Fund
Euresa Life - Estesa Dinamico
Euresa Life - Estesa Equilabrato
Franklin Mutual Recovery Fund Ltd (Cayman)
Franklin Templeton Funds - Franklin Biotechnology Fund
Franklin Templeton Funds - Franklin Global REIT Fund
Franklin Templeton Funds - Franklin Mutual Shares Fund
Franklin Templeton Funds - Franklin US Equity Fund
Franklin Templeton Funds - Franklin Sterling Corporate Bond Fund Franklin Templeton Funds - Templeton Europe Fund
Franklin Templeton Funds - Templeton Global Emerging Markets Fund Franklin Templeton Funds - Templeton Growth Fund
Franklin Templeton Funds - Templeton UK Equity Fund
Franklin US Long Short Fund - Class B Sub-Fund
Franklin US Long Short Fund (Cayman)
FT Multistyle Conservativa
FT Multistyle Dynamique
FT Multistyle Equilibre
FTIF - Franklin Aggressive Growth Fund
FTIF - Franklin Biotechnology Discovery Fund
FTIF - Franklin European Growth Fund
FTIF - Franklin European Small-Mid Cap Growth Fund
FTIF - Franklin Global Growth Fund
FTIF - Franklin Global Real Estate (Euro) Fund
FTIF - Franklin Global Real Estate (USD) Fund
FTIF - Franklin Global Small-Mid Cap Growth Fund
FTIF - Franklin High Yield (Euro) Fund
FTIF - Franklin High Yield Fund
FTIF - Franklin Income Fund
FTIF - Franklin India Fund
FTIF - Franklin Mutual Beacon Fund
FTIF - Franklin Mutual European Fund
FTIF - Franklin Mutual Global Discovery Fund
FTIF - Franklin Technology Fund
FTIF - Franklin Templeton Global Growth and Value Fund
FTIF - Franklin Templeton Japan Fund
FTIF - Franklin US Equity Fund
FTIF - Franklin US Government Fund
FTIF - Franklin US Growth Fund
FTIF - Franklin US Small-Mid Cap Growth Fund
FTIF - Franklin US Total Return Fund
FTIF - Franklin US Ultra Short Bond Fund
FTIF - Templeton Asian Bond Fund
FTIF - Templeton Asian Growth Fund
FTIF - Templeton BRIC Fund
FTIF - Templeton China Fund
FTIF - Templeton Eastern Europe Fund
FTIF - Templeton Emerging Markets Bond Fund
FTIF - Templeton Emerging Markets Fund
FTIF - Templeton Euro Liquid Reserve Fund
FTIF - Templeton Euroland Bond Fund
FTIF - Templeton Euroland Fund
FTIF - Templeton European Fund
FTIF - Templeton European Total Return Fund
FTIF - Templeton Global (Euro) Fund
FTIF - Templeton Global Balanced Fund
FTIF - Templeton Global Bond (Euro) Fund
FTIF - Templeton Global Bond Fund
FTIF - Templeton Global Equity Income Fund
FTIF - Templeton Global Fund
FTIF - Templeton Global Income Fund
FTIF - Templeton Global Smaller Companies Fund
FTIF - Templeton Global Total Return Fund
FTIF - Templeton Growth (Euro) Fund
FTIF - Templeton Japan Fund
FTIF - Templeton Korea Fund
FTIF - Templeton Latin America Fund
FTIF - Templeton Thailand Fund
FTIF - Templeton U.S. Dollar Liquid Reserve Fund
FTIF - Templeton US Value Fund
FTSAF Franklin Templeton Strategic Balanced Fund
FTSAF Franklin Templeton Strategic Dynamic Fund
FTSAF Franklin Templeton Strategic Income Fund
Templeton Exempt Trust
Templeton Global Long Short Fund - Sub-Fund B
Templeton Global Long Short Fund (Cayman)
Etra Global Sicav - Emerging Income Fund

Franklin Templeton Capital Preservation Fund LP. (FoF)
Franklin U.S. Long-Short Fund
Templeton Global Long Short Fund
Franklin Templeton Capital Preservation Fund LP. (FoF)
Franklin Templeton Strategic Growth Fund, L.P. (FoF)
Templeton Strategic Markets Fund II LP
Mutual Recovery Fund
Franklin U.S. Long-Short Fund, PLC
Templeton Global Long Short Fund, PLC
FTIF - Franklin Templeton Global Growth and Value Fund
FTIF - Franklin Global Real Estate Fund
Franklin Templeton MultiStyle Equilibre Fund (FoF)
Franklin Templeton MultiStyle Dynamique Fund



By:   /s/ Craig S. Tyle
      Craig S. Tyle





                                SCHEDULE A

U.S. FUNDS

Franklin California Tax-Free Income Fund, Inc.
Franklin California Tax-Free Trust
Franklin Capital Growth Fund
Franklin Custodian Funds, Inc.
Franklin Federal Money Fund
Franklin Federal Tax-Free Income Fund
Franklin Floating Rate Master Trust
Franklin Global Trust
Franklin Gold and Precious Metals Fund
Franklin High Income Trust
Franklin Investors Securities Trust
Franklin Managed Trust
Franklin Money Fund
Franklin Municipal Securities Trust
Franklin Mutual Recovery Fund
Franklin Mutual Series Fund, Inc.
Franklin New York Tax-Free Income Fund
Franklin New York Tax-Free Trust
Franklin Real Estate Securities Trust
Franklin Strategic Mortgage Portfolio
Franklin Strategic Series
Franklin Tax-Free Trust
Franklin Tax-Exempt Money Fund
Franklin Templeton Fund Allocator Series
Franklin Templeton Global Trust
Franklin Templeton International Trust
Franklin Templeton Limited Duration Income Trust
Franklin Templeton Money Fund Trust
Franklin Templeton Variable Insurance Products Trust
Franklin Universal Trust
Franklin Value Investors Trust
Institutional Fiduciary Trust
The Money Market Portfolios
Templeton Growth Fund, Inc.
Templeton Funds, Inc.
Templeton Global Smaller Companies Fund
Templeton Income Trust
Templeton Developing Markets Trust
Templeton Global Opportunities Trust
Templeton Institutional Funds, Inc.
Templeton Global Investment Trust
Templeton China World Fund
Templeton Emerging Markets Fund
Templeton Global Income Fund
Templeton Emerging Markets Income Fund
Templeton Dragon Fund, Inc.
Templeton Dragon Fund
Templeton Russia and East European Fund, Inc.





                                  SCHEDULE B

NON-U.S. FUNDS

Bank of China (Hong Kong) Guaranteed Fund
Franklin India Smaller Companies Fund (FISCF)
Franklin India Taxshield 96
Franklin India Taxshield 97
Franklin India Taxshield 98
Franklin India Taxshield 99
Franklin Templeton Fixed Tenure - Series II - 60 Months Plan Franklin Templeton Fixed Tenure Fund - Series 1
Franklin Templeton Fixed Tenure Fund - Series III - 36 Month Franklin Templeton Fixed Tenure Fund - series V - 13 months
Franklin Templeton Fixed Tenure Fund- Series IV - 60 Months
Franklin Templeton Korea-China Hybrid Fund 2
Franklin Templeton Korea-China Hybrid Fund 3
Franklin Templeton Private Placed Hybrid Fund 5 (5771)
Franklin Templeton Separate Taxation Hybrid Bond 1
Franklin Templeton Shinjong Separate Taxation Hybrid Series
Templeton Asia Fund
Templeton Global Growth Australian
Templeton Growth Long Term 1
Templeton Private Placed Bond Fund B-1 (4814)
Templeton Private Placed Bond Fund B-10 (4823)
Templeton Private Placed Bond Fund B-11 (4824)
Templeton Private Placed Bond Fund B-12 (4825)
Templeton Private Placed Bond Fund B-13 (4826)
Templeton Private Placed Bond Fund B-14 (4827)
Templeton Private Placed Bond Fund B-2 (4815)
Templeton Private Placed Bond Fund B-3 (4816)
Templeton Private Placed Bond Fund B-4 (4817)
Templeton Private Placed Bond Fund B-7 (4820)
Templeton Private Placed Bond Fund B-8 (4821)
Templeton Private Placed Bond Fund B-9 (4822)
Templeton Separate Tax Government Bond A-2
Templeton Separate Tax Government Bond B-1
Templeton Separate Tax Government Bond B-2
Templeton Separate Tax Government Bond B-3
Templeton Separate Tax Government Bond B-4
Templeton Separate Tax Hybrid A-1
Templeton Shinjong Separate Taxation Hybrid Fund A-2 (5966) Templeton Shinjong Separate Taxation Series B5 (4805)
Templeton Retirement Equity Trust Fund
Franklin Templeton European Real Estate Fund of Funds
Templeton Emerging Markets Investment Trust
Bradesco Templeton Fundo De Valor E Liquidez Fia
Bradesco Templeton Fundo De Valor E Liquidez Fia 2
Columbus Growth Open-End Equity 1
Fiduciary Global Bond Fund
Franklin MPF US Equity Fund
Franklin Automatic Rebalancing Equity Fund (5999)
Franklin Equity Fund 1 (5989)
Franklin Floating Rate Fund PLC
Franklin FMCG Fund
Franklin India Balanced Fund (FIBF)
Franklin India Bluechip Fund
Franklin India Flexi Cap Fund
Franklin India Growth Fund
Franklin India Index Fund (FIIF)
Franklin India Index Tax Fund
Franklin India International Fund
Franklin India Prima Fund
Franklin India Prima Plus
Franklin India Taxshield
Franklin Infotech Fund
Franklin Internet Opportunities Fund
Franklin Pharma Fund
Franklin Private Placement Balanced Fund (6301)
Franklin Templeton Balanced Fund
Franklin Templeton Balanced Fund of Funds (6105)
Franklin Templeton Frontier Emerging Markets Debt Fund
Franklin Templeton Global Equity Fund of Funds (6005)
Franklin Templeton Global Private Placed Fund Of Funds 1 (62 Franklin Templeton Income Hybrid Fund 1 (5968)
Franklin Templeton Japan Equity Growth Fund
Franklin Templeton Japan Master Fund
Franklin Templeton Japan P(Private Placement) Mother Fund
Franklin Templeton MPF Japan Equity Fund
Franklin Templeton Pe Ration Fund
Franklin Templeton Private Placed Bond Fund 8 (4813)
Franklin Templeton Private Placed Bond Fund 9 (4710)
Franklin Templeton Private Placed Bond Fund Series 1 (4805)
Franklin Templeton Private Placed Hybrid Fund 6 (5772)
Franklin Templeton Private Placed Hybrid Fund 7 (5773)
Franklin Templeton Private Placed Hybrid10 (5861)
Franklin Templeton Private Placed Hybrid11 (5862)
Franklin Templeton Private Placed Hybrid8 (5898)
Franklin Templeton Shinjong Separate Taxation Hybrid Series
Franklin Templeton US Government Securities II Ltd
FT India Life Stage 40S Fund
FT India Life Stage 50S Fund
FT India Index Fund BSE Sensex Plan
FT India Life Stage 20S Fund
FT India Life Stage 30S Fund
FT India Life Stage 50S Plus Fund - Floating Rate Plan
FT India Monthly Income Plan A
FTF - Asian Equity Fund
FTF - China Fund
FTF - Emerging Markets Fund
FTF - European Equity Fund
FTF - Franklin High Yield Bond Fund
FTF - Franklin Life Sciences Discovery Fund
FTF - Franklin U.S. Aggressive Growth Fund
FTF - Franklin U.S. Government Fund
FTF - Franklin Income Fund
FTF - Global Balanced Fund
FTF - Global Bond Fund
FTF - Global Equity Fund
FTF - Global Equity Income Fund
FTF - Global Smaller Companies Fund
FTF - Japan Fund
FTF - Korea Fund
FTF - Mutual Beacon Fund
FTF - Thailand Fund
G-1 Santa Claus 98 Short Term Bond Fund 1 (425a)
One Million Job Equity 1 (Korea)
Santa Claus Customized Institutional Bond Fund 1 (4371)
Santa Claus Long Term Bond Fund 4 (4303)
Santa Claus Long Term Bond Fund 5 (4304)
Santa Claus New High Yield D 12-1 (5801)
Santa Claus New High Yield D 6-1 (5811)
Santa Claus New Long Term Bond Fund 1 (4311)
Templeton 98 Short Term Bond Fund 1
Templeton Balanced 20 Bond Hybrid Fund 1 (5987)
Templeton Balanced 30 Bond Hybrid Fund 1
Templeton Balanced 50 Equity Hybrid Fund 2 (5985)
Templeton Balanced Equity 1 (Korea)
Templeton Best Govt Bond A-1
Templeton Best Sinjong MMF A-1
Templeton Diamond Bond Fund 1
Templeton Equity 1 (Korea)
Templeton Floating Rate Income Fund - Long Term (TFIF)
Templeton Floating Rate Income Fund (TFIF)
Templeton Global Bond B-1 A
Templeton Global Smaller Companies Fund (AUS$)
Templeton Global Trust Fund
Templeton Gold Government Bond Fund 1
Templeton Gold Growth Equity 1 (Korea)
Templeton Gold RSP Bond B-1
Templeton Gold RSP Equity Fund 1 (5991)
Templeton Gold RSP Hybrid Fund B-1
Templeton Growth Equity Fund 1 (Korea)
Templeton Growth Equity Fund 2 (Korea)
Templeton Growth Equity Fund 3 (Korea) (5223)
Templeton Growth Equity Fund 6 (Korea) (5224)
Templeton Hybrid Fund 1 (5965)
Templeton India Children's Asset Plan
Templeton India Children's Asset Plan - Gift
Templeton India Equity Fund
Templeton India Government Securities Fund
Templeton India Government Securities Fund Treasury Plan
Templeton India Government Securities Long Term Portfolio
Templeton India Growth Fund
Templeton India Income Builder Account Plan A
Templeton India Income Fund
Templeton India Liquid Plus Fund
Templeton India Money Market Account
Templeton India Pension Plan
Templeton India Short-Term Income Plan
Templeton India Treasury Management Account
Templeton Long Term Housing Plan Hybrid Fund 1 (5992)
Templeton Monthly Income Plan - Half Yearly Dividend and Growth Plan Templeton Monthly Income Plan - Monthly and Quarterly Dividend Plan Templeton MPF - Asian Balanced Fund
Templeton MPF - Global Bond Fund
Templeton MPF - Global Equity Fund
Templeton MPF Asian Pacific Equity Fund
Templeton MPF European Equity Fund
Templeton MPF Hong Kong Value Fund
Templeton Private Placed Equity Series Fund 10 (5781)
Templeton Private Placed Equity Series Fund 9 (5899)
Templeton Shinjong Separate Taxation Government Bond Series Templeton Shinjong Separate Taxation Hybrid A-3 (5993)
Vision 21C Templeton Growth Equity 1 (Korea)
Bissett All Canadian Focus Corporate Class
Bissett All Canadian Focus Fund
Bissett Bond Corporate Class
Bissett Bond Fund
Bissett Canadian Balanced Fund
Bissett Canadian Equity Corporate Class
Bissett Canadian Equity Fund
Bissett Canadian Short Term Bond
Bissett Dividend Income Fund
Bissett Income Fund
Bissett Income Trust Fund
Bissett Income Trust Trust & Dividend Fund
Bissett International Equity Fund
Bissett Large Cap Fund
Bissett Microcap Fund
Bissett Multinational Growth Corporate Class
Bissett Multinational Growth Fund
Bissett Small Cap Corporate Class
Bissett Small Cap Fund
Franklin Flex Cap Growth Corporate Class
Franklin Flex Cap Growth Fund  - Canada
Franklin High Income Fund
Franklin Japan Corporate Class
Franklin Strategic Income Fund
Franklin Technology Corporate Class
Franklin Technology Fund - Canada
Franklin Templeton Global Growth Corporate Class Portfolio
Franklin Templeton Balanced Growth Corporate Class Portfolio Franklin Templeton Balanced Growth Portfolio
Franklin Templeton Balanced Income Corporate Class Portfolio Franklin Templeton Balanced Income Portfolio
Franklin Templeton Canadian Growth Corporate Class Portfolio Franklin Templeton Canadian Growth Portfolio
Franklin Templeton Canadian Small Cap Fund
Franklin Templeton Diversified Income Corporate Class Portfolio Franklin Templeton Diversified Income Portfolio
Franklin Templeton Global Growth Portfolio
Franklin Templeton Growth Corporate Class Portfolio
Franklin Templeton Growth Portfolio
Franklin Templeton Maximum Growth Corporate Class Portfolio
Franklin Templeton Maximum Growth Portfolio
Franklin Templeton Money Market Corporate Class
Franklin Templeton Money Market Fund
Franklin Templeton Treasury Bill Fund
Franklin Templeton US Money Market Corporate Class
Franklin Templeton US Money Market Fund - Canada
Franklin Templeton US Rising Dividend Corporate Class
Franklin Templeton US Rising Dividends Fund
Franklin U.S. Large Cap Growth Corporate Class
Franklin U.S. Small-Mid Cap Growth Corporate Class
Franklin U.S. Small-Mid Cap Growth Fund
Franklin US Large Cap Growth Fund - Canada
Franklin World Growth Corporate Class
Franklin World Growth Fund
Franklin World Health Sciences & Biotech Fund - Canada
Franklin World Health Sciences and Biotech Corporate Class
Franklin World Telecom Corporate Class
Franklin World Telecom Fund - Canada
Mutual Beacon Corporate Class
Mutual Beacon Fund - Canada
Mutual Beacon Guaranteed Investment Fund
Mutual Discovery Corporate Class
Mutual Discovery Fund
Templeton Balanced Fund
Templeton BRIC Corporate Class
Templeton Canada Global Bond Fund
Templeton Canadian Asset Allocation Fund
Templeton Canadian Balanced Guaranteed Inv Fund
Templeton Canadian Stock Corporate Class
Templeton Canadian Stock Fund
Templeton Canadian Stock Guaranteed Inv Fund
Templeton Emerging Markets (Canada) Fund
Templeton Emerging Markets Corporate Class
Templeton European Corporate Class
Templeton Global Balanced Fund
Templeton Global Income Fund
Templeton Global Smaller Companies Corporate Class
Templeton Global Smaller Companies Fund
Templeton Growth Corporate Class
Templeton Growth Fund, Ltd.
Templeton Growth Guaranteed Investment Fund
Templeton International Stock Corporate Class
Templeton International Stock Fund
Templeton Internat'l Stock Guaranteed Inv Fund
Templeton Treasury Bill Guaranteed Investment Fund
Euresa Life - Estesa Dinamico
Euresa Life - Estesa Equilabrato
Franklin Mutual Recovery Fund Ltd (Cayman)
Franklin Templeton Funds - Franklin Biotechnology Fund
Franklin Templeton Funds - Franklin Global REIT Fund
Franklin Templeton Funds - Franklin Mutual Shares Fund
Franklin Templeton Funds - Franklin US Equity Fund
Franklin Templeton Funds - Franklin Sterling Corporate Bond Fund Franklin Templeton Funds - Templeton Europe Fund
Franklin Templeton Funds - Templeton Global Emerging Markets Fund Franklin Templeton Funds - Templeton Growth Fund
Franklin Templeton Funds - Templeton UK Equity Fund
Franklin US Long Short Fund - Class B Sub-Fund
Franklin US Long Short Fund (Cayman)
FT Multistyle Conservativa
FT Multistyle Dynamique
FT Multistyle Equilibre
FTIF - Franklin Aggressive Growth Fund
FTIF - Franklin Biotechnology Discovery Fund
FTIF - Franklin European Growth Fund
FTIF - Franklin European Small-Mid Cap Growth Fund
FTIF - Franklin Global Growth Fund
FTIF - Franklin Global Real Estate (Euro) Fund
FTIF - Franklin Global Real Estate (USD) Fund
FTIF - Franklin Global Small-Mid Cap Growth Fund
FTIF - Franklin High Yield (Euro) Fund
FTIF - Franklin High Yield Fund
FTIF - Franklin Income Fund
FTIF - Franklin India Fund
FTIF - Franklin Mutual Beacon Fund
FTIF - Franklin Mutual European Fund
FTIF - Franklin Mutual Global Discovery Fund
FTIF - Franklin Technology Fund
FTIF - Franklin Templeton Global Growth and Value Fund
FTIF - Franklin Templeton Japan Fund
FTIF - Franklin US Equity Fund
FTIF - Franklin US Government Fund
FTIF - Franklin US Growth Fund
FTIF - Franklin US Small-Mid Cap Growth Fund
FTIF - Franklin US Total Return Fund
FTIF - Franklin US Ultra Short Bond Fund
FTIF - Templeton Asian Bond Fund
FTIF - Templeton Asian Growth Fund
FTIF - Templeton BRIC Fund
FTIF - Templeton China Fund
FTIF - Templeton Eastern Europe Fund
FTIF - Templeton Emerging Markets Bond Fund
FTIF - Templeton Emerging Markets Fund
FTIF - Templeton Euro Liquid Reserve Fund
FTIF - Templeton Euroland Bond Fund
FTIF - Templeton Euroland Fund
FTIF - Templeton European Fund
FTIF - Templeton European Total Return Fund
FTIF - Templeton Global (Euro) Fund
FTIF - Templeton Global Balanced Fund
FTIF - Templeton Global Bond (Euro) Fund
FTIF - Templeton Global Bond Fund
FTIF - Templeton Global Equity Income Fund
FTIF - Templeton Global Fund
FTIF - Templeton Global Income Fund
FTIF - Templeton Global Smaller Companies Fund
FTIF - Templeton Global Total Return Fund
FTIF - Templeton Growth (Euro) Fund
FTIF - Templeton Japan Fund
FTIF - Templeton Korea Fund
FTIF - Templeton Latin America Fund
FTIF - Templeton Thailand Fund
FTIF - Templeton U.S. Dollar Liquid Reserve Fund
FTIF - Templeton US Value Fund
FTSAF Franklin Templeton Strategic Balanced Fund
FTSAF Franklin Templeton Strategic Dynamic Fund
FTSAF Franklin Templeton Strategic Income Fund
Templeton Exempt Trust
Templeton Global Long Short Fund - Sub-Fund B
Templeton Global Long Short Fund (Cayman)
Etra Global Sicav - Emerging Income Fund

Franklin Templeton Capital Preservation Fund LP. (FoF)
Franklin U.S. Long-Short Fund
Templeton Global Long Short Fund
Franklin Templeton Capital Preservation Fund LP. (FoF)
Franklin Templeton Strategic Growth Fund, L.P. (FoF)
Templeton Strategic Markets Fund II LP
Mutual Recovery Fund
Franklin U.S. Long-Short Fund, PLC
Templeton Global Long Short Fund, PLC
FTIF - Franklin Templeton Global Growth and Value Fund
FTIF - Franklin Global Real Estate Fund
Franklin Templeton MultiStyle Equilibre Fund (FoF)
Franklin Templeton MultiStyle Dynamique Fund





                                  SCHEDULE C

NON-FUNDS

FRANKLIN RESOURCES, INC. AND ITS SUBSIDIARIES





             FRANKLIN TEMPLETON GROUP OF FUNDS

                  Fidelity Bond Schedule

                        June 30, 2006


                                                                                  MINIMUM
                                                                                BOND AMOUNT
                                                                              REQ'D BY RULE 17G-1
#     FUND  NAME OF INSURED                               TOTAL NET ASSETS      (PER SERIES)
-     ----  ---------------                               -----------------------------------------


 1    21    Franklin Floating Master Trust............   $   1,129,313,864        1,250,000

 2   132    Franklin Gold & Precious Metals Fund......   $   1,195,058,138        1,250,000

 3   134    Franklin Capital Growth Fund..............   $   1,477,979,443        1,250,000


         FRANKLIN HIGH INCOME TRUST (1)

 4   105    AGE High Income Fund .....................       2,688,567,602        1,900,000


         FRANKLIN CUSTODIAN FUNDS, INC. (5)

 5   106    Franklin Growth Fund  ....................       2,337,634,272        1,700,000

 6   107    Franklin Utilities Fund  .................       2,440,226,303        1,700,000

 7   108    Franklin DynaTech Fund  ..................         682,119,562          900,000

 8   109    Franklin Income Fund  ....................      42,977,930,069        2,500,000

 9   110    Franklin US Government Securities Fund ...       6,564,654,347        2,500,000

10   112    Franklin California Tax-Free Income Fund,
             Inc.......................................     13,287,381,769        2,500,000

11   115    Franklin New York Tax-Free Income Fund....       4,808,672,298        2,500,000

12   116    Franklin Federal Tax-Free Income Fund ....       7,034,951,992        2,500,000


         FRANKLIN TAX-FREE TRUST (25)

13   118    Franklin Massachusetts Insured Tax-Free
            Income Fund..............................          500,438,610          900,000

14   119    Franklin Michigan Insured Tax-Free
            Income Fund..............................        1,389,082,103        1,250,000

15   120    Franklin Minnesota Insured Tax-Free
            Income Fund..............................          581,866,023          900,000

16   121    Franklin Insured Tax-Free Income Fund ...        1,943,491,642        1,500,000

17   122    Franklin Ohio Insured Tax-Free Income
            Fund.....................................        1,093,172,577        1,250,000

18   123    Franklin Double Tax-Free Income Fund ....          428,972,797          750,000

19   126    Franklin Arizona Tax-Free Income Fund ...          950,694,414        1,000,000

20   127    Franklin Colorado Tax-Free Income Fund ..          433,711,862          750,000

21   128    Franklin Georgia Tax-Free Income Fund ...          251,489,978          750,000

22   129    Franklin Pennsylvaina Tax-Free Income
            Fund.....................................          846,601,678        1,000,000

23   130    Franklin High Yield Tax-Free Income
            Fund ....................................        5,963,187,114        2,500,000

24   154    Franklin Federal Limited Term Tax-Free
            Income...................................           21,738,253          250,000

25   160    Franklin Missouri Tax-Free Income Fund ..          630,555,522          900,000

26   161    Franklin Oregon Tax-Free Income Fund.....          710,360,277          900,000

27   163    Franklin Virginia Tax-Free Income Fund ..          529,251,384          900,000

28   164    Franklin Alabama Tax-Free Income Fund ...          268,162,652          750,000

29   165    Franklin Florida Tax-Free Income Fund ...        1,710,925,918        1,500,000

30   166    Franklin Connecticut Tax-Free Income
            Fund  ...................................          326,861,776          750,000

31   168    Franklin Louisiana Tax-Free Income Fund..          216,058,132          600,000

32   169    Franklin Maryland Tax-Free Income Fund...          438,950,903          750,000

33   170    Franklin North Carolina Tax-Free Income
            Fund.....................................          643,827,484          900,000

34   171    Franklin New Jersey Tax-Free Income
            Fund.....................................        1,120,471,301        1,250,000

35   172    Franklin Kentucky Tax-Free Income Fund...          132,646,317          525,000

36   174    Franklin Federal Intermediate-Term
            Tax-Free Income Fund.....................          571,140,143          900,000

37   178    Franklin Florida Insured Tax-Free
            Income Fund..............................          166,670,719          600,000


         FRANKLIN CALIFORNIA TAX-FREE TRUST (4)

38   124    Franklin Calif. Insured Tax-Free Income
            Fund ....................................        1,954,307,944        1,500,000

39   125    Franklin Calif. Tax-Exempt Money Fund ...          612,511,805          900,000

40   152    Franklin Calif. Intermediate-Term
            Tax-Free Income Fund.....................          489,242,042          750,000

41   155    Franklin Calif. Limited Term Tax-Free
            Income Fund..............................           11,120,445          200,000



         FRANKLIN NEW YORK TAX-FREE TRUST (4)

42   131    Franklin New York Tax-Exempt Money Fund..           62,183,529          400,000

43   153    Franklin New York Intermediate-Term
            Tax-Free ................................          231,162,689          600,000

44   156    Franklin New York Limited Tax-Free Income
            Fund.....................................            8,707,347          175,000

45   181    Franklin New York Insured Tax-Free Income
            Fund ....................................          362,481,829          750,000


         FRANKLIN GLOBAL TRUST (9)

6     60    Fiduciary European Smaller Companies Fund.          35,846,465          350,000

7     64    Fiduciary  Large Capitalization Growth
            and Inc...................................          92,628,681          450,000

8     66    Fiduciary Small Capitalization Equity
            Fund......................................          40,051,725          350,000

9     67    Franklin Templeton High Income Fund.......           7,059,954          150,000

0    664    Franklin Templeton Core Plus Fixed
            Income Fund  .............................          98,836,871          450,000

1    667    Franklin Templeton Core Fixed Income
            Fund .....................................          20,037,384          250,000

2    681    Franklin Intl Smaller Co. Growth Fund.....          47,557,614          350,000

3    699    Franklin Templeton Emerging Market
            Debt Opportunities Fund...................           6,470,660          150,000

4    495    Franklin Global Real Estate Fund..........           5,250,672          150,000



        FRANKLIN INVESTORS SECURITIES TRUST (8)

55   136    Franklin Limited Maturity U.S. Govt
            Securities Fund  .........................         244,563,086          600,000

56   137    Franklin Convertible Securities Fund......         927,139,772        1,000,000

57   138    Franklin Adjustable U.S. Government
            Secs Fund ................................         442,925,911          750,000

58   139    Franklin Equity Income Fund...............         901,339,086        1,000,000

59   401    Franklin Low Duration Total Return Fund...          10,240,547          200,000

60   423    Franklin Real Return Fund.................          48,714,804          350,000

61   460    Franklin Total Return Fund................         639,839,677          900,000

62   489    Franklin Floating Rate Daily Access
            Fund......................................       2,336,692,843        1,700,000


         FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (22)

63    714    Franklin Zero-Coupon Fund - 2010.........         121,471,893          525,000

64    715    Templeton Global Asset Allocation Fund...         316,328,572          750,000

65    717    Templeton Developing Markets Securities
             Fund.....................................       1,438,028,039        1,250,000

66    719    Templeton Foreign Securities Fund........       3,070,710,439        2,100,000

67    721    Franklin Large Cap Growth Securities
             Fund.....................................         653,290,525          900,000

68    723    Franklin Small Mid-Cap Growth Securities
             Fund ....................................       1,308,120,542        1,250,000

69    728    Franklin Large Cap Value Securities
             Fund.....................................          15,484,484          225,000

70    729    Franklin Flex Cap Growth Securities
             Fund.....................................          50,995,416          400,000

71    739    Templeton Growth Securities Fund  .......       2,578,678,974        1,900,000

72    741    Templeton Global Income Securities
             Fund ....................................         187,640,491          600,000

73    743    Mutual Shares Securities Fund............       4,228,353,541        2,500,000

74    745    Franklin Money Market Fund  .............          42,860,133        1,700,000

75    753    Mutual Discovery Securities Fund.........       1,147,184,591        1,250,000

76    755    Franklin Global Communications Securities
             Fund ....................................         187,205,559          600,000

77    767    Franklin Growth & Income Securities
             Fund.....................................         690,114,251          900,000

78    769    Franklin Income Securities Fund  ........       4,032,013,866        2,500,000

79    771    Franklin Real Estate Fund  ..............       1,495,933,237        1,250,000

80    773    Franklin Rising Dividends Securities
             Fund ....................................       1,867,977,646        1,500,000

81    775    Franklin Small Cap Value Securities
             Fund ....................................       1,174,113,604        1,250,000

82    777    Franklin High Income Fund................         211,661,052          600,000

83    779    Franklin Strategic Income Securities
             Fund ....................................         810,123,607        1,000,000

84    781    Franklin U.S. Gov't Fund  ...............         558,795,047          900,000



          FRANKLIN MUNICIPAL SECURITIES TRUST (2)

85    175    Franklin CA High Yield Municipal Fund  ..       1,304,360,161        1,250,000

86    420    Franklin TN Municipal Bond Fund  ........         148,868,888          525,000



          FRANKLIN MANAGED TRUST (1)

87    158    Franklin Rising Dividends Fund...........       2,473,890,548        1,700,000



          FRANKLIN TEMPLETON LIMITED DURATION INCOME TRUST (1)

89    472    Franklin Templeton Limited Duration
             Income Trust ............................         371,401,819          750,000



          FRANKLIN TEMPLETON INTERNATIONAL TRUST (2)

90    191    Templeton Foreign Smaller Companies
             Fund ....................................         401,856,035          750,000

91    467    Templeton Global Long - Short Fund.......         158,494,127          600,000



          FRANKLIN STRATEGIC SERIES (12)

92    180    Franklin Flex Cap Growth Fund  ..........       2,818,203,456        1,900,000

93    194    Franklin Strategic Income Fund  .........       1,522,428,124        1,500,000

94    197    Franklin Global Communications Fund......          75,058,749          450,000

95    198    Franklin Small-Mid Cap Growth Fund  .....       7,504,666,897        2,500,000

96    199    Franklin Global Healthcare Fund  ........         138,316,856          525,000

97    402    Franklin Biotechnology Discovery Fund  ..         461,703,866          750,000

98    403    Franklin Natural Resources Fund..........         493,244,477          750,000

99    404    Franklin U.S. Long-Short Fund............          40,386,873          350,000

100   462    Franklin Aggressive Growth Fund..........         226,396,871          600,000

101   463    Franklin Technology Fund.................          48,241,957          350,000

102   465    Franklin Small Cap Growth Fund II........       1,193,817,063        1,250,000

103   483    Franklin Blue Chip Fund  ................         208,860,852          600,000



              FRANKLIN VALUE INVESTORS TRUST (5)

104   150    Franklin Balance Sheet Investment Fund...       5,045,711,219        2,500,000

105   189    Franklin MicroCap Value Fund.............         482,767,739          750,000

106   422    Franklin MidCapValue Fund................          39,870,806          350,000

107   480    Franklin Large Cap Value Fund............         256,705,336          750,000

108   482    Franklin Small Cap Value Fund............       1,074,515,557        1,250,000

109     2    Franklin Universal Trust  ...............         190,040,106          600,000

111   111    Franklin Money Fund .....................       1,692,994,788        1,500,000

112   113    Franklin Federal Money Fund..............          93,824,453          450,000

113   114    Franklin Tax-Exempt Money Fund   ........         181,718,595          600,000

114   157    Franklin Strategic Mortgage Portfolio  ..         293,871,087          750,000

115   192    Franklin Real Estate Securities Trust ...       1,051,592,467        1,250,000

116   193    Franklin Stable Value Fund...............         226,655,435          600,000


              FRANKLIN TEMPLETON MONEY FUND TRUST (1)

17    311    Franklin Templeton Money Fund ...........         144,556,665          525,000


              INSTITUTIONAL FIDUCIARY TRUST (4)

118   140    Money Market Portfolio  ................        2,994,692,099        1,900,000

119   149    Franklin Cash Reserves Fund  ...........          142,039,302          525,000

120   440    Franklin Structured Large Cap Growth
             Equity Fund ............................            2,882,875          125,000

121   441    Franklin Structured Large Cap Core
             Equity Fund ............................            3,203,297          125,000


           FRANKLIN TEMPLETON FUND ALLOCATOR SERIES (6)

122   185   Franklin Templeton Perspectives
            Allocation Fund .........................          208,264,223          600,000

123   470   Franklin Templeton Corefolio Allocation
            Fund ....................................          618,881,959          900,000

124   481   Franklin Templeton Founding Funds
            Allocation Fund..........................        8,629,552,062        2,500,000

125   484   Franklin Templeton Conservative Target
            Fund ....................................          263,389,426          750,000

126   485   Franklin Templeton Moderate Target
            Fund ....................................          525,224,589          900,000

127   486   Franklin Templeton Growth Target Fund....          423,184,632          750,000


            THE MONEY MARKET PORFOLIOS (2)

128   184    Money Market Portfolio  ............            4,970,667,136        2,500,000

129   186    US Gov't Secs Money Mkt Portfolio ..               93,640,621          450,000


            FRANKLIN TEMPLETON GLOBAL TRUST (1)

130   412    F/T - Hard Currency Fund  ..........              319,904,118          750,000


            TEMPLETON FUNDS, INC. (2)

131   102    Templeton World Fund ...............            8,877,210,624        2,500,000

132   104    Templeton Foreign Fund .............           18,618,218,903        2,500,000


133   471    Franklin Mutual Recovery Fund.......              256,173,450          750,000


           TEMPLETON FUNDS INC.(5)

134   101    Templeton Growth Fund, Inc. ........           29,991,027,644        2,500,000

135   103    Templeton Global Smaller
             Companies Fund .....................            1,238,649,865        1,250,000

136   188    Templeton China World Fund..........              609,803,516          900,000

137   415    Templeton Global Opportunities
             Trust...............................              439,335,469          750,000

138   711    Templeton Developing Markets
             Trust ..............................            5,081,517,720        2,500,000


              TEMPLETON INCOME TRUST (1)

139   406   Templeton Global Bond Fund...........            2,492,775,261        1,700,000


              TEMPLETON GLOBAL INVESTMENT TRUST  (4)

140   419   Templeton International Fund.........               84,789,205          450,000

141   425   Templeton Income Fund................              168,875,260          600,000

142   652   Franklin Templeton Non U.S. Dynamic
            Core Equity .........................                3,080,726          125,000

143   405   Templeton BRIC Fund .................               20,172,089          250,000


             TEMPLETON INSTITUTIONAL FUNDS, INC. (4)

144   454    Foreign Equity Series...............            6,323,102,090        2,500,000

145   456    Emerging Markets Series.............            2,801,483,246        1,900,000

146   458    Foreign Smaller Companies Series....              142,743,175          525,000

147   459    Franklin Templeton Non-U.S. Core
             Equity Series ......................                3,155,552          125,000



148   911    Templeton Emerging Markets Fund ....              351,098,096          750,000

149   946    Templeton Global Income Fund........            1,149,986,865        1,250,000

150   337    Templeton Russia & Eastern European
             Fund, Inc...........................              279,511,615          750,000

151   555    Templeton Emerging Markets Income
             Fund ...............................              662,014,351          900,000

152   581    Templeton Dragon Fund, Inc..........              859,024,708        1,000,000


              FRANKLIN MUTUAL SERIES FUND INC(6)

153    474    Mutual Shares Fund.................           17,694,822,207        2,500,000

154    475    Mutual Qualified Fund..............            5,113,814,387        2,500,000

155    476    Mutual Beacon Fund.................            6,227,657,740        2,500,000

156    477    Mutual Discovery Fund..............           10,274,325,932        2,500,000

157    478    Mutual European Fund...............            2,005,778,578        2,500,000

158    479    Mutual Financial Services Fund.....              871,207,082        1,000,000


              TOTAL                                      $ 316,520,721,696     $168,475,000

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